EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and between

INTERMOUNTAIN INDUSTRIES, INC.

and

MDU RESOURCES GROUP, INC.

Dated as of July 1, 2008

INDEX OF DEFINED TERMS

Page

AAA	1
Action	1
Adjusted Net Working Capital	1
Adjustment Date	2
Affiliate	2
Affiliated Group	2
Aggregate Net Company Indebtedness	2
Aggregate SERP Adjustment Amount	2
Agreement	1, 2
Balance Sheet	2
Balance Sheet Date	2
Base Claim	2
Base Purchase Price	13
Business	2
Business Day	3
Closing	3, 17
Closing Adjustment Statement	3
Closing Balance Sheet	3
Closing Date	3, 18
Closing Date Financial Statements	3
Closing Date Purchase Price	3
Code	3
Company	1, 3
Company Deferred Compensation Plan	3
Company Employees	3, 36
Company Indemnitees	3, 41
Company Intellectual Property	3
Company Leases	3, 28
Company Material Contracts	4, 27
Company Owned Intellectual Property	4, 29
Company Plans	4, 25
Company Retiree	4
Company Savings Plan	4
Company Savings Plan	37
Company SERP	4, 37
Company Severance Plan	4, 36
Confidentiality Agreement	4, 39
Contract	4
Copyrights	4
Credit Agreement	4
Debenture Purchase Agreement	4

Debt	4
Deductible	5
Determination Date	5
Dispute Notice	5
Electronic Data Room	5
Encumbrance	5
Environmental Law	5, 23
ERISA	5, 25
ERISA Affiliate	5, 26
Estimated Adjusted Net Working Capital	5
Estimated Adjustment Statement	5
Estimated Aggregate Net Company Indebtedness	5
Estimated Closing Balance Sheet	5
Estimated Financial Statements	5
Estimated Net PP&E Amount	5
Excluded SERP Employees	6
Excluded Warranties	6
Existing CBA	35
Final Adjusted Net Working Capital	6
Final Aggregate Net Company Indebtedness	6
Final Net PP&E Amount	6
Final Order	6
Final Purchase Price	6
Final Report	6
Financial Statements	6
GAAP	6
Governmental Entity	6
Governmental Filings	7, 20
Governmental Order	7
Hazardous Substance	7, 23
Hedging Transaction	7
HSR Act	7, 20
Indemnitee	7
Indemnitor	7
Independent Accounting Firm	7
Initial Outside Date	7, 49
Intellectual Property	7
IPUC	7
IPUC Notification Filing	7
IRS	7
Knowledge of Seller	7
Law	7
Leased Real Property	8, 28
License Agreements	8, 29
Losses	8
March 31 Calculations	8

Marks	8
Material Adverse Effect	8
Material Easement Agreements	9, 28
Multiemployer Plan	9
Net PP&E Amount	9
Offering Materials	9, 46
Owned Real Property	9, 28
Patents	9
Permits	9, 22
Permitted Encumbrance	9
Person	10
Pre-Closing Straddle Period Taxes	10
Pre-Closing Tax Period	10
Pre-Closing Tax Returns	10
Purchase Price	10
Purchaser	1, 10
Purchaser Governmental Filings	10, 31
Purchaser Indemnified Parties	10
Purchaser Material Adverse Effect	10
Purchaser Savings Plan	10, 37
Purchaser Warranty Claim	10
Real Property	11
Refund	11, 45
Representatives	11
Seller	1, 11
Seller Deferred Compensation Plan	11
Seller Disclosure Schedule	11
Seller Indemnified Parties	11
SERP Accrual	11
Shares	1, 11
Solvent	11
Straddle Period	12
Straddle Period Tax Returns	12
Subsidiary	12
Target Adjusted Net Working Capital	12
Target Aggregate Net Company Indebtedness	12
Target Net PP&E Amount	12
Tax	12
Tax Benefits	12
Tax Return	12
Taylor Litigation	12
Terminating Contracts	12, 42
Title IV Plan	12, 25
Trade Secrets	13
Trademarks	13
Transfer Taxes	13

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made and entered into and effective as of the 1st day of July, 2008 (this "Agreement"), by and between Intermountain Industries, Inc., an Idaho corporation ("Seller"), and MDU Resources Group, Inc., a Delaware corporation ("Purchaser").

WHEREAS, Seller is the beneficial owner of 1,513,060 shares of common stock, par value $1.00 per share (the "Shares"), of Intermountain Gas Company, an Idaho corporation (the "Company");

WHEREAS, the Shares constitute all of the issued and outstanding shares of capital stock of the Company; and

WHEREAS, Purchaser desires to purchase, and Seller desires to sell to Purchaser, the Shares, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

"AAA" shall have the meaning set forth in Section 2.2(e).

"Action" means any action, complaint, suit, arbitration or other proceeding, whether civil, criminal, administrative or otherwise, at Law or in equity, in each case instituted by or pending before any Governmental Entity.

"Adjusted Net Working Capital" means the current assets of the Company less the current liabilities of the Company, in each case, determined as of the close of business on the earlier of November 30, 2008 or the Closing Date and in accordance with GAAP (applied using the same principles and policies used to prepare the Balance Sheet and the March 31 Calculations); provided, however, that for purposes of determining Adjusted Net Working Capital, (a) prepaid insurance shall not be accrued as a current asset of the Company and (b) the current assets and current liabilities of the Company shall not include (i) any items included in Aggregate Net Company Indebtedness or the Net PP&E Amount as of the close of business on the earlier of November 30, 2008 or the Closing Date or (ii) any assets or liabilities that are transferred to the Company pursuant to, or incurred by the Company in accordance with, the terms set forth in Section 5.2(c) or Section 5.2(d) of this Agreement.

"Adjustment Date"shall have the meaning set forth in Section 2.1(b).

"Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

"Affiliated Group" means an affiliated group within the meaning of Code §1504(a) or any group of entities required or permitted to file consolidated, combined or unitary Tax Returns under federal, state, local or foreign Law.

"Aggregate Net Company Indebtedness" means, as of any date, the aggregate amount of Debt of the Company as of such date, less the aggregate amount of cash and cash equivalents of the Company as of such date, in each case, determined in accordance with GAAP (applied using the same principles and policies used to prepare the Balance Sheet and the March 31 Calculations).  For the sake of clarity, the parties acknowledge and agree that any assets or liabilities that are transferred to the Company pursuant to, or incurred by the Company in accordance with, the terms set forth in Section 5.2(c) or Section 5.2(d) of this Agreement shall not be considered in calculating Aggregate Net Company Indebtedness.

"Aggregate SERP Adjustment Amount" shall have the meaning set forth in Section 2.2(b)(iv).

"Agreement" shall have the meaning set forth in the first paragraph of this Agreement.

"Balance Sheet" means the unaudited balance sheet of the Company as at March 31, 2008, a copy of which is attached to Section 1.1(a) of the Seller Disclosure Schedule.

"Balance Sheet Date" means March 31, 2008.

"Base Claim" shall have the meaning set forth in Section 8.4(a).

“Base Purchase Price” shall have the meaning set forth in Section 2.1(b).

"Business" means the business of delivering, distributing, transporting, and, where applicable, selling, natural gas to industrial, commercial and residential customers in the State of Idaho, as such business is currently conducted by the Company.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banks are required or authorized to be closed in New York, New York. Bismarck, North Dakota, or Boise, Idaho.

"Closing" shall have the meaning set forth in Section 2.3(a).

"Closing Adjustment Statement" shall have the meaning set forth in Section 2.2(c).

"Closing Balance Sheet" shall have the meaning set forth in Section 2.2(c).

"Closing Date" shall have the meaning set forth in Section 2.3(a).

"Closing Date Purchase Price" shall have the meaning set forth in Section 2.1(b).

"Closing Date Financial Statements" shall have the meaning set forth in Section 2.2(c).

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company" shall have the meaning set forth in the recitals to this Agreement.

"Company Deferred Compensation Plan"means the Intermountain Gas Company Deferred Compensation/Salary Reduction Plan for Executives and Key Managers.

"Company Employees" shall have the meaning set forth in Section 5.2(a).

"Company Indemnitees" shall have the meaning set forth in Section 5.7.

"Company Intellectual Property" means the Intellectual Property owned by the Company or licensed from third parties by the Company.

"Company Leases" shall have the meaning set forth in Section 3.19(b).

"Company Material Contracts" shall have the meaning set forth in Section 3.15(a).

"Company Owned Intellectual Property" shall have the meaning set forth in Section 3.20(a).

"Company Plans" shall have the meaning set forth in Section 3.14(a).

"Company Retiree" shall have the meaning set forth in Section 5.2(b).

“Company Savings Plan" shall have the meaning set forth in Section 5.2(d).

"Company SERP" shall have the meaning set forth in Section 5.2(c).

"Company Severance Plan"shall have the meaning set forth in Section 5.2(a).

"Confidentiality Agreement" shall have the meaning set forth in Section 5.4.

"Contract" means any written contract, agreement, commitment, franchise, indenture, lease, license or other binding written arrangement.

"Copyrights" means all copyrights (including all registrations and applications to register the same).

“Credit Agreement"means that certain Credit Agreement, dated as of October 19, 2005, by and among the Company, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto from time to time, as the same has been amended, modified or supplemented from time to time.

“Debenture Purchase Agreement"means that certain Debenture Purchase Agreement, dated as of September 18, 1998, by and between the Company and Teachers Insurance and Annuity Association of America, relating to the Company’s 7.26% Senior Debentures due September 18, 2018, as the same has been amended, modified or supplemented from time to time.

"Debt" means, of any Person at any date and without duplication, (i) all indebtedness of such Person for borrowed money; (ii) any other indebtedness of such Person which is evidenced by a promissory note, debenture or similar instrument; and (iii) all indebtedness of the type referred to in the immediately preceding clauses (i) or (ii) of third Persons guaranteed, directly or indirectly, by such Person or as to which such Person has an obligation (contingent or otherwise) that is substantially the economic equivalent of a guarantee.

"Deductible" shall have the meaning set forth in Section 8.4(a).

"Determination Date" means the earlier to occur of (a) if Seller does not deliver a Dispute Notice, the date that is thirty-one (31) days following the date on which Purchaser delivers the Closing Date Financial Statements to Seller, and (b) if Seller delivers a Dispute Notice, the earlier to occur of (i) the date on which Purchaser and Seller finally and conclusively resolve any and all disputes set forth in the Dispute Notice, and (ii) the date of the Final Report of the Independent Accounting Firm.

"Dispute Notice" shall have the meaning set forth in Section 2.2(d).

"Electronic Data Room" means the electronic data room established by Seller in connection with the transactions contemplated hereby as it exists as of the date hereof.

"Encumbrance" means any lien, encumbrance, security interest, pledge, mortgage or restriction on transfer of title.

"Environmental Law" shall have the meaning set forth in Section 3.11(c).

"ERISA" shall have the meaning set forth in Section 3.14(a).

"ERISA Affiliate" shall have the meaning set forth in Section 3.14(c).

"Estimated Adjusted Net Working Capital" shall have the meaning set forth in Section 2.2(a).

"Estimated Adjustment Statement" shall have the meaning set forth in Section 2.2(a).

"Estimated Aggregate Net Company Indebtedness" shall have the meaning set forth in Section 2.2(a).

"Estimated Closing Balance Sheet" shall have the meaning set forth in Section 2.2(a).

"Estimated Financial Statements" shall have the meaning set forth in Section 2.2(a).

"Estimated Net PP&E Amount" shall have the meaning set forth in Section 2.2(a).

"Excluded SERP Employees" means, collectively, any Person (other than William C. Glynn, Richard Hokin and Kenneth Smith) who (a) participates in the Intermountain Industries, Inc. Supplemental Retirement Plan as of the Closing Date and (b) is employed by Seller or any of its post-Closing Affiliates (and not the Company) as of the Closing Date, and each such Person is sometimes referred to herein as an “Excluded SERP Employee.”

"Excluded Warranties" shall have the meaning set forth in Section 8.4(b).

“Existing CBA” shall have the meaning set forth in Section 5.1(e).

"Final Adjusted Net Working Capital" means the amount of Adjusted Net Working Capital as finally determined in accordance with the provisions of Section 2.2.

"Final Aggregate Net Company Indebtedness" means the amount of Aggregate Net Company Indebtedness as finally determined in accordance with the provisions of Section 2.2.

"Final Net PP&E Amount" means the Net PP&E Amount as finally determined in accordance with the provisions of Section 2.2.

“Final Order" means any action by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.

"Final Purchase Price" shall have the meaning set forth in Section 2.1(b).

"Final Report" shall have the meaning set forth in Section 2.2(e).

"Financial Statements" means (a) the Balance Sheet and the related unaudited statements of income, capitalization, retained earnings and cash flows of the Company for the fiscal quarter ended March 31, 2008; and (b) the audited balance sheet of the Company as at September 30, 2007 and the related audited statements of income, capitalization, retained earnings and cash flows of the Company for the fiscal year ended September 30, 2007, including, in the case of clauses (a) and (b), the notes thereto.

"GAAP" means United States generally accepted accounting principles, as in effect from time to time.

"Governmental Entity" means any federal, state, local or foreign government, or any agency, board, commission, court, tribunal, administrative body or instrumentality thereof.

"Governmental Filings" shall have the meaning set forth in Section 3.4.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

"Hazardous Substance" shall have the meaning set forth in Section 3.11(c).

"Hedging Transaction" means any contract, agreement or arrangement which is related to hedges, forwards, derivatives or similar transactions to which the Company is a party.

"HSR Act" shall have the meaning set forth in Section 3.4.

“Indemnitee" shall have the meaning set forth in Section 8.5.

"Indemnitor" shall have the meaning set forth in Section 8.5.

"Independent Accounting Firm" shall have the meaning set forth in Section 2.2(e).

"Initial Outside Date" shall have the meaning set forth in Section 7.1(b).

"Intellectual Property" means all Trademarks, Patents, Copyrights and Trade Secrets.

"IPUC" means the Idaho Public Utilities Commission.

“IPUC Notification Filing" shall have the meaning set forth in Section 5.6(c).

"IRS" means the United States Internal Revenue Service.

"Knowledge of Seller" (or similar phrases) means the actual knowledge of William C. Glynn, Paul Powell, Eldon Book, Michael Rich, Timothy Clark and Scott Madison, and the knowledge that such individual would have obtained after inquiring concerning the matter to which the phrase “to the Knowledge of Seller” pertains of the employee or employees of the Company or Seller, as applicable, who report directly to such Person.

"Law" means any statute, code, rule, regulation, ordinance or other pronouncement of any Governmental Entity having the effect of law.

"Leased Real Property" shall have the meaning set forth in Section 3.19(b).

"License Agreements" shall have the meaning set forth in Section 3.20(c).

"Losses" shall have the meaning set forth in Section 8.1.

"March 31 Calculations" shall have the meaning set forth in Section 2.2(a).

"Marks" shall have the meaning set forth in Section 5.11.

"Material Adverse Effect" means any event, change or effect that, individually or in the aggregate with all other events, changes and effects, is materially adverse to the business, financial condition or results of operations of the Company taken as a whole; provided, however, that no event, change or effect arising out of, resulting from or attributable to the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred: (a) general market (including the capital, financial, credit, securities or commodities markets, including coal, natural gas, oil and other commodity prices), economic or political conditions (or changes therein) in the United States, the State of Idaho or in the global economy as a whole, including changes in interest or exchange rates or the availability of debt or other financing; (b) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including any loss of or adverse change in the relationship of the Company with its employees, customers, partners, or suppliers related thereto; (c) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or hereafter commenced, or any storms, earthquakes or other natural disasters, weather conditions or force majeure events, (d) general conditions in the industry in which the Company operates; (e) any changes or proposed changes, in each case after the date hereof, in GAAP or applicable Law or the interpretation thereof; (f) any failure to take any action as a result of restrictions or other prohibitions set forth in Section 5.1, or the taking of any specific action at the direction of Purchaser or that is expressly required by this Agreement; (g) any failure of the Company to meet internal estimates, projections or forecasts of revenues, earnings or other financial or business metrics (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred) or (h) any change or proposed change in the debt ratings of the Company or any debt securities of the Company (it being understood that any cause of any such change or proposed change may be taken into consideration when determining whether a Material Adverse Effect has occurred):  provided further, however, that any event, change or effect referred to in clauses (a), (c), (d) or (e) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, change or effect has a materially disproportionate effect on the Company taken as a whole, compared to other participants in the industry and in the geographic markets in which the Company conducts the Business.

"Material Easement Agreements" shall have the meaning set forth in Section 3.19(c).

“Multiemployer Plan" shall have the meaning set forth in Section 3.14(a).

"Net PP&E Amount" means the total property, plant and equipment (as such term is used in the Balance Sheet) of the Company, determined as of the close of business on the earlier of November 30, 2008 or the Closing Date and in accordance with GAAP (applied using the same principles and policies used to prepare the Balance Sheet and the March 31 Calculations), it being understood and agreed that the total property, plant and equipment of the Company as of the close of business on the earlier of November 30, 2008 or the Closing Date shall be equal to the utility plant (as such term is used in the Balance Sheet) of the Company less the accumulated depreciation (as such term is used in the Balance Sheet) thereon, in each case, determined as of the close of business on the earlier of November 30, 2008 or the Closing Date and in accordance with GAAP (applied using the same principles and policies used to prepare the Balance Sheet and the March 31 Calculations).

"Offering Materials" shall have the meaning set forth in Section 5.14(a).

"Owned Real Property" shall have the meaning set forth in Section 3.19(a).

"Patents" means all patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof.

"Permits" shall have the meaning set forth in Section 3.10(b).

"Permitted Encumbrance" means: (i) mechanics', carriers', workers', repairers', materialmen's, warehousemen's, construction and other similar Encumbrances arising or incurred in the ordinary course of business which, in each case, do not materially detract from the use or value of the property or asset subject thereto; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (iii) in the case of Real Property, matters that are disclosed in any survey or inspection or title report that is contained in the Electronic Data Room, or that would be disclosed in an accurate survey of such Real Property and any Encumbrances of record that could not reasonably be expected to materially impair the operation of the Business as it is currently conducted; (iv) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities; (v) statutory Encumbrances of landlords for amounts not yet due and payable, which are being contested in good faith by appropriate proceedings or which may thereafter be paid without penalty; (vi) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (vii) Encumbrances constituting easements or rights of way arising in the ordinary course of business; (viii) defects, irregularities or imperfections of title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use of or the value of the asset or property to which they relate; (ix) Encumbrances attaching to inventory held by consignees arising in the ordinary course of business; (x) pledges and deposits to secure the performance of bids, trade contracts, leases, surety bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, and (xi) any Encumbrance that could not reasonably be expected to materially impair the operation of the Business as it is currently conducted.

"Person" means an individual, an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

"Pre-Closing Straddle Period Taxes" shall mean Taxes payable with respect to any Straddle Period and shall (i) in the case of property Taxes, be deemed equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all Taxes other than property Taxes, be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date.

"Pre-Closing Tax Period" means a Tax period ending on or before the Closing Date.

“Pre-Closing Tax Returns" shall have the meaning set forth in Section 5.12(a).

"Purchase Price" shall have the meaning set forth in Section 2.1.

"Purchaser" shall have the meaning set forth in the first paragraph of this Agreement.

"Purchaser Governmental Filings" shall have the meaning set forth in Section 4.4.

"Purchaser Indemnified Parties" shall have the meaning set forth in Section 8.1.

“Purchaser Material Adverse Effect" shall have the meaning set forth in Section 5.8.

“Purchaser Savings Plan" shall have the meaning set forth in Section 5.2(d).

"Purchaser Warranty Claim" shall have the meaning set forth in Section 8.4(a).

"Real Property" means, collectively, the Leased Real Property and the Owned Real Property.

"Refund" shall have the meaning set forth in Section 5.12(d).

"Representatives" shall have the meaning set forth in the Confidentiality Agreement.

"Seller" shall have the meaning set forth in the first paragraph of this Agreement.

"Seller Deferred Compensation Plan"shall have the meaning set forth in Section 5.2(b).

"Seller Disclosure Schedule" shall mean the disclosure schedule of Seller referred to in, and delivered pursuant to, this Agreement.

"Seller Indemnified Parties" shall have the meaning set forth in Section 8.2.

"SERP Accrual" means, with respect to each Excluded SERP Employee, the amount set forth opposite such Excluded SERP Employee’s name on Section 1.1(b) of the Seller Disclosure Schedule, it being understood and agreed that Section 1.1(b) of the Seller Disclosure Schedule sets forth the estimated accrued benefit obligation under the Intermountain Industries, Inc. Supplemental Retirement Plan as of the date specified therein for all participants in such plan (other than William C. Glynn, Richard Hokin and Kenneth Smith), and is not limited to Persons who are or shall be Excluded SERP Employees as of the Closing.

"Shares" shall have the meaning set forth in the recitals to this Agreement.

"Solvent" with regard to any Person, means that (i) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated and disputed liabilities, (ii) such Person has sufficient capital with which to conduct its business and (iii) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature.  For purposes of this definition, "debt" means any liability on a claim, and "claim" means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.  With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

"Straddle Period" means any Tax period that includes, but ends after, the Closing Date.

“Straddle Period Tax Returns" shall have the meaning set forth in Section 5.12(a).

"Subsidiary" of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned or held by the applicable Person or one or more subsidiaries of such Person.

"Target Adjusted Net Working Capital " means negative $6,744,000.

"Target Aggregate Net Company Indebtedness" means $81,995,000.

"Target Net PP&E Amount " means $192,941,000.

"Tax" means any foreign, federal, provincial, state, county, tribal or local income, sales or use, excise, franchise, real or personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other tax, duty, fee, assessment or charge imposed, assessed or collected by any Governmental Entity, and any interest, penalties or additions related thereto.

“Tax Benefits" shall have the meaning set forth in Section 8.4(a).

"Tax Return" means any return, report, declaration, information return or other document required to be filed with any Governmental Entity with respect to Taxes, including any amendments thereof.

“Taylor Litigation" shall have the meaning set forth in Section 8.1.

"Terminating Contracts" shall have the meaning set forth in Section 5.10(b).

"Title IV Plan" shall have the meaning set forth in Section 3.14(a).

"Trade Secrets" means all formulas, processes, devices or compilations of information used in a business that confer a competitive advantage over those in similar businesses who or which do not possess such formulas, processes, devices or compilations of information.

"Trademarks" means all trademarks, trade names, business names and Internet domain names, together with the goodwill associated with any of the foregoing, and all registrations and applications for registration of the foregoing.

"Transfer Taxes" means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with Seller’s sale of the Shares to Purchaser contemplated hereby.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1 Purchase and Sale of Shares.

(a) Purchaser and Seller hereby agree that, upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions set forth in Article VI hereof, at the Closing, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign and deliver to Purchaser, all of the Shares, free and clear of all Encumbrances (other than Encumbrances arising under applicable securities Laws), which Shares shall represent one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company.

(b) At the Closing, Purchaser shall pay to Seller, in consideration for the purchase of the Shares pursuant to Section 2.1(a) hereof, an amount in cash equal to $245,005,000 (the "Base Purchase Price”), which Base Purchase Price shall be subject to adjustment on the Closing Date on the terms set forth in Section 2.2(b) hereof; provided, however, that in the event that the Closing Date shall not have occurred on or before November 30, 2008 (the “Adjustment Date”), the Base Purchase Price shall be increased for each day after the Adjustment Date through and including the Closing Date by adding thereto an amount equal to $54,445.55 per day.  The Base Purchase Price, after giving effect to (i) any adjustment made thereto on the Closing Date pursuant to the terms set forth in Section 2.2(b) hereof and (ii) any additional amount payable thereon pursuant to the terms of the immediately preceding proviso, is referred to herein as the “Closing Date Purchase Price.”  The Closing Date Purchase Price shall be paid to Seller by Purchaser by wire transfer of immediately available funds to such account or accounts of Seller as is set forth in a writing delivered to Purchaser from Seller at least one (1) Business Day prior to the Closing Date.  The parties acknowledge and agree that the Closing Date Purchase Price shall be subject to further adjustment following the Closing Date pursuant to the terms set forth in Section 2.2(f) hereof (the Closing Date Purchase Price, as further adjusted following the Closing Date pursuant to the terms set forth in Section 2.2(f) hereof, is referred to herein as the “Final Purchase Price”).

    Section 2.2  Purchase Price Adjustments..
(a) Not more than seven (7) Business Days, but in no event less than two (2) Business Days, before the Closing Date, Seller shall deliver to Purchaser (i) an estimated unaudited balance sheet of the Company as of the close of business on the earlier of November 30, 2008 or the Closing Date, and after giving effect to the completion of the transactions contemplated by Section 5.10(b) hereof (the “Estimated Closing Balance Sheet”), (ii) a statement (the “Estimated Adjustment Statement” and, together with the Estimated Closing Balance Sheet, the “Estimated Financial Statements”), which Estimated Adjustment Statement shall set forth Seller’s good faith estimate of (x) the Aggregate Net Company Indebtedness (such estimated amount, the “Estimated Aggregate Net Company Indebtedness”), (y) the Adjusted Net Working Capital (such estimated amount, the “Estimated Adjusted Net Working Capital”) and (z) the Net PP&E Amount (such estimated amount, the “Estimated Net PP&E Amount”), in each case as of the close of business on the earlier of November 30, 2008 or the Closing Date (and after giving effect to the completion of the transactions contemplated by Section 5.10(b) hereof), with such amounts being derived from the Estimated Closing Balance Sheet, and (iii) a statement setting forth the name of each Excluded SERP Employee, the SERP Accrual for each Excluded SERP Employee and the Aggregate SERP Adjustment Amount.  The Estimated Financial Statements shall be prepared in accordance with GAAP (applied using the same principles and policies used to prepare the Balance Sheet and the March 31 Calculations).  The parties acknowledge and agree that the calculations of Aggregate Net Company Indebtedness, Adjusted Net Working Capital and the Net PP&E Amount attached to Section 2.2(a) of the Seller Disclosure Schedule are calculations of such amounts as of March 31, 2008 and have been derived from the Balance Sheet (such calculations are referred to herein as the “March 31 Calculations”)

(b) The Base Purchase Price shall be subject to adjustment on the Closing Date as follows (it being understood and agreed that, if applicable, the adjustments contemplated by clauses (i), (ii), (iii) and (iv) immediately below shall be netted against each other for purposes of determining the adjustment to the Base Purchase Price to be made on the Closing Date):

(i) If the Estimated Adjusted Net Working Capital is less than the Target Adjusted Net Working Capital, the Base Purchase Price shall be decreased by an amount equal to the amount by which the Target Adjusted Net Working Capital exceeds the Estimated Adjusted Net Working Capital.  If the Estimated Adjusted Net Working Capital is greater than the Target Adjusted Net Working Capital, the Base Purchase Price shall be increased by an amount equal to the amount by which the Estimated Adjusted Net Working Capital exceeds the Target Adjusted Net Working Capital;

(ii) If the Estimated Aggregate Net Company Indebtedness is less than the Target Aggregate Net Company Indebtedness, the Base Purchase Price shall be increased by an amount equal to the amount by which the Target Aggregate Net Company Indebtedness exceeds the Estimated Aggregate Net Company Indebtedness.  If the Estimated Aggregate Net Company Indebtedness is greater than the Target Aggregate Net Company Indebtedness, the Base Purchase Price

shall be decreased by an amount equal to the amount by which the Estimated Aggregate Net Company Indebtedness exceeds the Target Aggregate Net Company Indebtedness;

(iii) If the Estimated Net PP&E Amount is less than the Target Net PP&E Amount, the Base Purchase Price shall be decreased by an amount equal to the amount by which the Target Net PP&E Amount exceeds the Estimated Net PP&E Amount.  If the Estimated Net PP&E Amount is greater than the Target Net PP&E Amount, the Base Purchase Price shall be increased by an amount equal to the amount by which the Estimated Net PP&E Amount exceeds the Target Net PP&E Amount; and

(iv) The Base Purchase Price shall be decreased by the positive amount obtained by subtracting (A) the sum of $1,000,000 plus the income tax effected aggregate amount (62%) of the SERP Accrual for each Excluded SERP Employee, from (B) $3,700,000 (the amount obtained by subtracting clause (A) from clause (B) is referred to herein as the “Aggregate SERP Adjustment Amount”), it being understood and agreed that Purchaser shall not have the right to dispute Seller’s calculation of the Aggregate SERP Adjustment Amount except in the case of mathematical error.

(c) Within thirty (30) days after the Closing Date, Purchaser shall prepare and deliver to Seller (i) an unaudited balance sheet of the Company as of the close of business on the earlier of November 30, 2008 or the Closing Date, and after giving effect to the completion of the transactions contemplated by Section 5.10(b) hereof (the “Closing Balance Sheet”), and (ii) a statement (the “Closing Adjustment Statement” and, together with the Closing Balance Sheet, the “Closing Date Financial Statements”), which Closing Adjustment Statement shall set forth (x) the Aggregate Net Company Indebtedness, (y) the Adjusted Net Working Capital and (z) the Net PP&E Amount, in each case as of the close of business on the earlier of November 30, 2008 or the Closing Date (and after giving effect to the completion of the transactions contemplated by Section 5.10(b) hereof), with such amounts being derived from the Closing Balance Sheet.  The Closing Date Financial Statements shall be prepared in accordance with GAAP (applied using the same principles and policies used to prepare the Balance Sheet and the March 31 Calculations).  Contemporaneously with the delivery of the Closing Date Financial Statements, Purchaser shall also deliver to Seller copies of the calculations that Purchaser used in preparing the Closing Date Financial Statements and Purchaser shall also promptly provide to Seller such other calculations, documents and information as Seller may reasonably request for the purpose of verifying the accuracy of the Closing Date Financial Statements.  Without limiting the foregoing, Purchaser shall allow Seller and its Representatives reasonable access to the books and records of the Company to the extent reasonably necessary to review and verify the information contained in the Closing Date Financing Statements.

(d) In the event that Seller either has no objections to the Closing Date Financial Statements as prepared by Purchaser and does not deliver a Dispute Notice to Purchaser or if Seller otherwise fails to deliver a Dispute Notice to Purchaser within the time period required by the immediately following sentence, then, on the date that is thirty-one (31)

days following the date on which Purchaser delivers the Closing Date Financial Statements to Seller, the Closing Date Financial Statements prepared by Purchaser, including the Aggregate Net Company Indebtedness, Adjusted Net Working Capital and Net PP&E Amount set forth therein, shall be deemed to be and shall become final, binding and conclusive on the parties hereto, including Seller.  In the event that Seller disputes the amount of Aggregate Net Company Indebtedness, the amount of Adjusted Net Working Capital and/or the Net PP&E Amount as set forth in the Closing Date Financial Statements, Seller shall, within thirty (30) days following the date on which Purchaser delivers the Closing Date Financial Statements to Seller, prepare and deliver to Purchaser a written notice of dispute (the “Dispute Notice”), which Dispute Notice shall specifically identify, and provide a reasonably detailed explanation of the basis upon which Seller has delivered such Dispute Notice.

(e) In the event Seller timely delivers a Dispute Notice to Purchaser in accordance with the terms hereof, Purchaser and Seller shall attempt to reconcile their differences, and any resolution by them as to any such disputes shall be final, binding and conclusive on each of them.  If Purchaser and Seller are unable to resolve any such dispute within fifteen (15) days of Purchaser’s receipt of the Dispute Notice from Seller, Purchaser and Seller shall submit the items remaining in dispute for resolution to an independent accounting firm of national reputation that is mutually acceptable to Purchaser and Seller (the “Independent Accounting Firm”), provided that if Purchaser and Seller are unable to agree on a mutually acceptable Independent Accounting Firm, then the parties shall request that the New York City, New York office of the American Arbitration Association (the “AAA”) select an accounting firm to as the Independent Accounting Firm hereunder, provided that any such Independent Accounting Firm selected by the AAA shall be of national reputation and shall (i) not be an Affiliate of Seller or Purchaser, (ii) not have had a material business relationship with Seller or Purchaser in the two (2) year period immediately preceding the proposed engagement of such Independent Accounting Firm and (iii) have expertise in general accounting matters.  Upon the selection of the Independent Accounting Firm, and in any event within five (5) Business Days following such selection, Purchaser and Seller shall submit to such Independent Accounting Firm (and the other party) all documentary materials and analyses that Purchaser or Seller, as the case may be, believes to be relevant to a resolution of the dispute set forth in the Dispute Notice and, without limiting the foregoing, Purchaser shall allow the Independent Accounting Firm and its Representatives reasonable access to the books and records of the Company to the extent reasonably necessary to perform the duties for which it is engaged hereunder.  The Independent Accounting Firm shall, within twenty (20) Business Days after receipt of all such submissions by Purchaser and Seller, determine and deliver to Purchaser and Seller a written report (the “Final Report”) containing such Independent Accounting Firm’s determination of the disputed matters that were so submitted to it (and only such matters), and the determinations of the Independent Accounting Firm that are contained therein shall be final, binding and conclusive on Purchaser and Seller.  The fees and disbursements of the Independent Accounting Firm and, if applicable, the AAA, shall be allocated to Seller in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by Seller (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted, and the balance shall be paid by Purchaser.

(f) No later than two (2) Business Days following the Determination Date, Seller or Purchaser, as the case may be, shall make the following payments, after netting against each other all payments required to be made by Seller and/or Purchaser, as the case may be, pursuant to clauses (i), (ii) and (iii) immediately below, with all such payments being made to the applicable Person via wire transfer of immediately available funds to the account or accounts designated in writing by the Person entitled to receive such payment:

(i) If the Estimated Adjusted Net Working Capital is less than the Final Adjusted Net Working Capital, Purchaser shall pay to Seller an amount equal to the amount by which the Final Adjusted Net Working Capital exceeds the Estimated Adjusted Net Working Capital.  If the Estimated Adjusted Net Working Capital is greater than the Final Adjusted Net Working Capital, Seller shall pay to Purchaser an amount equal to the amount by which the Estimated Adjusted Net Working Capital exceeds the Final Adjusted Net Working Capital;

(ii) If the Estimated Aggregate Net Company Indebtedness is less than the Final Aggregate Net Company Indebtedness, Seller shall pay to Purchaser an amount equal to the amount by which the Final Aggregate Net Company Indebtedness exceeds Estimated Aggregate Net Company Indebtedness.  If the Estimated Aggregate Net Company Indebtedness is greater than the Final Aggregate Net Company Indebtedness, Purchaser shall pay to Seller an amount equal to the amount by which the Estimated Aggregate Net Company Indebtedness exceeds the Final Aggregate Net Company Indebtedness; and

(iii) If the Estimated Net PP&E Amount is less than the Final Net PP&E Amount, Purchaser shall pay to Seller an amount equal to the amount by which the Final Net PP&E Amount exceeds Estimated Net PP&E Amount.  If the Estimated Net PP&E Amount is greater than the Final Net PP&E Amount, Seller shall pay to Purchaser an amount equal to the amount by which the Estimated Net PP&E Amount exceeds the Final Net PP&E Amount.

(g) Any amount paid pursuant to Section 2.3(f) shall bear interest from the Closing Date through but excluding the date of payment, at a rate of eight percent (8%) per annum.  Such interest shall accrue daily on the basis of a three hundred sixty (360) day year calculated for the actual number of days for which payment is due and such payment shall be payable together with the amount payable pursuant to Section 2.2(f).

Section 2.3 Closing.

(a) The closing of the transactions contemplated by this Agreement (the "Closing") shall be held at the offices of Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, New York 10019, as promptly as practicable (and in any event within three (3) Business Days) after the date of the satisfaction or waiver, if permissible, of the last of the conditions to Closing set forth in Article VI of this Agreement (other than those conditions which, by their nature, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver, if permissible, of such conditions), or at such other location and on such other date as Seller and Purchaser may mutually agree in writing.  The date on which the Closing occurs is referred to herein as the "Closing Date".

(b) At the Closing, Seller shall deliver to Purchaser a certificate or certificates representing all of the Shares being sold by Seller pursuant to the terms hereof, each duly endorsed or accompanied by a duly executed stock power in appropriate form and sufficient for transfer of all of such Shares to Purchaser free and clear of all Encumbrances (other than Encumbrances arising pursuant to applicable securities Laws), against the payment by Purchaser to Seller of the Closing Date Purchase Price in accordance with the terms set forth in Section 2.1 hereof.

(c) At the Closing, in addition to any other documents required to be delivered pursuant to this Agreement, Seller shall deliver to Purchaser the following:

(i) A certificate of the Secretary of State of Idaho, as of a date not earlier than five (5) Business Days prior to the Closing Date, as to the valid existence and good standing of Seller;

(ii) A true and complete copy of the Articles of Incorporation of Seller, including all amendments thereto, certified as of a date not earlier than five (5) Business Days prior to the Closing Date by the Secretary of State of Idaho;

(iii) A true and complete copy of the By-Laws of Seller, including all amendments thereto, certified by the Secretary or an Assistant Secretary of Seller;

(iv) A true and complete copy of the resolutions adopted by the Board of Directors of Seller authorizing the execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby, certified by the Secretary or an Assistant Secretary of Seller;

(v) An incumbency certificate of Seller as to the Person executing this Agreement (and any other documents being executed in connection herewith) on behalf of Seller;

(vi) A certificate of the Secretary of State of Idaho, as of a date not earlier than five (5) Business Days prior to the Closing Date, as to the valid existence and good standing of the Company;

(vii) A true and complete copy of the Articles of Incorporation of the Company, including all amendments thereto, certified as of a date not earlier than five (5) Business Days prior to the Closing Date by the Secretary of State of Idaho;

(viii) A true and complete copy of the By-Laws of the Company, including all amendments thereto, certified by the Secretary or an Assistant Secretary of the Company;

(ix) Written resignations substantially in the form attached as Exhibit A hereto of (A) each director of the Company and (B) each officer of the Company that shall cease to be employed by the Company and shall become employed by Seller or any of its post-Closing Affiliates, in each case effective at the Closing; and

(x) A non-foreign person certificate dated the Closing Date, substantially in the form of Exhibit B hereto, as to the matters set forth therein, executed by Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the terms set forth in Section 9.9 hereof and except as set forth on the Seller Disclosure Schedule, Seller represents and warrants to Purchaser as follows:

Section 3.1 Corporate Status.  The Company (a) is duly incorporated and validly existing under the Laws of the State of Idaho, (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and (c) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership or operation its properties and assets and the conduct of the Business requires it to be so qualified, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2 Authorization.  The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors and stockholders of Seller and no other corporate proceedings are necessary to authorize the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Seller, and (assuming the due authorization, execution and delivery of this Agreement by Purchaser) this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 3.3 No Conflict.  Assuming that all Governmental Filings and waiting periods described in or contemplated by Section 3.4 have been obtained or made, or have expired, the execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby will not (a) violate any Law or Governmental Order to which Seller or the Company is subject, (b) with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of or create in any Person the right to accelerate, terminate or cancel any Company Material Contract or (c) violate the articles of incorporation or bylaws of Seller or the Company, other than, in the case of clauses (a) and (b) above, any such violations, conflicts, breaches, defaults, accelerations or rights that (i) would not, individually or in the aggregate, have a Material Adverse Effect or

(ii) would not materially impair or materially delay Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 3.4 Governmental Filings.  No filings or registrations with, notifications to, or authorizations, consents or approvals of, a Governmental Entity (collectively, "Governmental Filings") are required to be obtained or made by Seller or the Company in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby, except (a) filings and notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act"), (b) Governmental Filings that become applicable as a result of matters specifically and solely related to Purchaser or its Affiliates, (c) the IPUC Notification Filing and (d) such other Governmental Filings the failure of which to be obtained or made (i) would not, individually or in the aggregate, have a Material Adverse Effect or (ii) would not materially impair or materially delay Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 3.5 Capital Structure; Subsidiaries.

(a) The authorized capital stock of the Company consists of 5,000,000 Shares of which 1,513,060 are issued and outstanding as of the date hereof.  The Shares are duly authorized, validly issued, fully paid and nonassessable, and are held of record by Seller, free and clear of all Encumbrances (other than Encumbrances arising pursuant to applicable securities Laws).  The Shares constitute all of the outstanding capital stock of the Company.  There are no (i) outstanding obligations, options, warrants, convertible or exchangeable securities or other rights, agreements or commitments obligating the Company or Seller to issue or sell or otherwise transfer shares of capital stock of the Company, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire shares of capital stock of the Company or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Company.

(b) The Company does not have any Subsidiaries and, other than cash equivalents, the Company does not own any capital stock of, or other equity or voting interests in, any other Person.

(c) As of the date hereof, the Company is not obligated in any manner (whether as a primary obligor, guarantor or otherwise) with respect to any indebtedness for borrowed money (excluding any capital lease obligations).

Section 3.6 Financial Statements.  Seller has made available to Purchaser a true and complete copy of the Financial Statements.  The Financial Statements were prepared in accordance with GAAP consistently applied for the periods covered thereby, except (a) in the case of audited Financial Statements, as disclosed in the footnotes thereto, and (b) that Seller makes no representation or warranty that any footnotes included in the unaudited Financial Statements were prepared in accordance with GAAP.  The Financial Statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates thereof and for the periods covered thereby, subject, in the case of unaudited Financial Statements, to year-end audit adjustments.

Section 3.7 Undisclosed Liabilities.  Except (a) for liabilities which are accrued or reserved against in the Balance Sheet (or reflected or described in the footnotes, if any, thereto), (b) for liabilities incurred since the Balance Sheet Date in the ordinary course of business, (c) for liabilities that were incurred in connection with the transactions contemplated by this Agreement, and (d) for liabilities arising pursuant to the terms of any Contracts to which the Company is or may hereafter become a party or is or may hereafter become bound (other than liabilities thereunder due to breaches by the Company of the terms set forth therein), the Company does not have any liabilities required to be accrued or reserved against on a balance sheet of the Company prepared in accordance with GAAP, other than any liabilities which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.8 Absence of Certain Changes.  From March 31, 2008 through the date of this Agreement, there has not occurred any change, event or effect that, individually or in the aggregate, has had a Material Adverse Effect.  Except in connection with the transactions contemplated by this Agreement, from March 31, 2008 through the date of this Agreement, the Company has conducted the Business in the ordinary course in all material respects, and the Company has not:

(a) amended its articles of incorporation or bylaws;

(b) adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issued, sold, transferred, pledged, disposed of or suffered any Encumbrance on any shares of its capital stock, (ii) granted any options, warrants or other rights to purchase or obtain any shares of its capital stock, (iii) split, combined, subdivided or reclassified any shares of its capital stock, (iv) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock or (v) redeemed, purchased or otherwise acquired any shares of its capital stock;

(d) issued any note, bond or other debt security or incurred or guaranteed any indebtedness for borrowed money, other than in the ordinary course of business pursuant to existing credit facilities, or mortgaged, pledged or subjected to any Encumbrance (other than Permitted Encumbrances) any of its assets or properties;

(e) (i) except as required under the terms of any Company Plan or any existing employment Contract, materially increased (x) the benefits under any Company Plan or (y) the compensation payable to any officer of the Company, or (ii) entered into any change in control, severance, retention or similar Contract with any employee of the Company;

(f) entered into or consummated any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $2,000,000, except for purchases of assets or properties in the ordinary course of business;

(g) sold, leased, exclusively licensed or otherwise disposed of any assets or properties for consideration in excess of $2,000,000 with respect to all such assets and properties, except in the ordinary course of business;

(h) suffered any material loss, damage, destruction or other casualty to its material assets or properties, regardless of whether such loss, damage, destruction or other casualty was covered by insurance;

(i) except as may be required as a result of a change in Law or in GAAP, made, nor has there been, (i) any material change to any of its accounting methods, principles or practices, or (ii) any material Tax election made, or any material Tax election changed or revoked, or any material Tax position taken that is new or inconsistent with any prior position, or any material change in any method of accounting or method of reporting items for Tax purposes; or

(j) entered into any agreement or made any commitment to do any of the foregoing.

Section 3.9 Legal Proceedings.  There are no Actions pending or, to the Knowledge of Seller, threatened against the Company which if adversely determined, would have, individually or in the aggregate, a Material Adverse Effect.  The Company is not subject to any Governmental Order or judicial or administrative proceeding which would materially impair or delay the ability of Seller or the Company to perform their respective obligations under this Agreement or consummate the transactions contemplated hereby, or which would, individually or in the aggregate, have a Material Adverse Effect, other than Governmental Orders that are generally applicable to Persons engaged in a business similar to the Business.

Section 3.10 Compliance with Laws; Permits; Certain Filings.

(a) The Company is operating the Business in compliance with applicable Laws, except for any non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect.  Notwithstanding the foregoing, no representation or warranty is made in this Section 3.10(a) with respect to (i) environmental matters, which are covered exclusively in Section 3.11, (ii) Taxes, which are covered exclusively in Section 3.12, and (iii) labor and employee benefit plan matters, which are covered exclusively in Sections 3.13 and 3.14, respectively.

(b) All approvals, permits and licenses of Governmental Entities (collectively, "Permits") required to conduct the Business as currently conducted have been obtained by the Company, and all such Permits are in full force and effect, and the Business is being operated in compliance therewith, except for such Permits the failure of which to possess or be in full force and effect or with which to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect.  Notwithstanding the foregoing, no representation or warranty is made in this Section 3.10(b) with respect to environmental matters, which are covered exclusively in Section 3.11.

(c) The Company has filed with the IPUC and other applicable Governmental Entities in the State of Idaho all documents required to be filed by the Company since October 1, 2005 under applicable public utility Laws of the State of Idaho, and all such documents complied, as of the date so filed or, if amended, as of the date of the last amendment, with all applicable requirements of such Laws, except for such filings, the failure of which to make, or the failure of which to make in compliance with all applicable requirements of such Laws, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.11 Environmental Matters.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) the Company has obtained all Permits that are required under any Environmental Law for the operation of the Business as currently being conducted and all such Permits are in full force and effect and the Business is being operated in compliance therewith; (ii) the Company and its operations are in compliance with all applicable Environmental Laws; (iii) there has been no release, threatened release or discharge of any Hazardous Substances on, under, in, from or about the Real Property that is currently subject to any investigation, remediation or monitoring, or that is reasonably likely to result in a liability to the Company pursuant to Environmental Laws; (iv) there is no Action pending, or to the Knowledge of Seller, threatened against the Company, under any Environmental Law, and, in the two (2) year period immediately preceding the date of this Agreement, the Company has not received any written notice alleging a violation or liability under any Environmental Law, excluding matters that have been fully resolved with no further liability to the Company; and (v) there is no pending or written threatened claim against the Company involving, relating to, or arising out of, asbestos or any asbestos-containing material, silica or silica-containing material, or manganese-containing welding rods or the exposure to or release thereof.

(b) Seller has delivered to Purchaser complete and accurate copies of all material reports, material studies and material assessments relating to the Company or its current or former businesses or properties and relating to environmental conditions, liabilities, or compliance matters that are in it possession or custody as of the date hereof.

(c) As used herein, "Environmental Law" means any Law relating to (i) the protection of the environment or natural resources, (ii) the protection of human health and safety as it pertains to exposure to Hazardous Substances released or discharged into the natural environment or (iii) the handling, use, presence, transport, disposal, treatment, storage, release, discharge or threatened release or discharge of any Hazardous Substance.  "Hazardous Substance" means any substance, including without limitation, any gas or liquid, that is (w) listed, classified, regulated or defined pursuant to any Environmental Law to be a pollutant, contaminant, waste, hazardous waste, hazardous substance, hazardous material, toxic substance, deleterious substance or dangerous good or that is otherwise harmful to human health or natural resources, (x) any petroleum product or by-product, (y) any asbestos-containing material and (z) any radioactive material.

Section 3.12 Taxes.  (a)  (i)  The Company has timely filed or joined in the timely filing of (taking into account valid extensions) all material Tax Returns required to have been filed with respect to the Company, and such Tax Returns are true, correct and complete in all material respects, and the Company has timely paid (or caused to be timely paid on its behalf) all material Taxes due and payable with respect to the Company (whether or not shown to be due on filed Tax Returns), and (ii) with respect to any period for which Tax Returns have not yet been filed or for which material Taxes of the Company are not yet due or owing, adequate accruals for such Taxes on the Financial Statements as required by GAAP have been made; (b) as of the date hereof, there are no pending or, to the Knowledge of Seller, threatened Actions for the assessment or collection of a material amount of Taxes with respect to the Company; (c) there are no Encumbrances for Taxes against any of the assets of the Company, other than Encumbrances for Taxes not yet due and payable; (d) no agreement extending the period for assessment or collection of any Taxes of the Company has been executed or filed with any Governmental Entity or is in effect; (e) since January 1, 2005, no written claim has been received from a Governmental Entity in a jurisdiction where the Company does not file Tax Returns asserting that the Company is or may be subject to Tax in any jurisdiction; (f) the Company has materially complied with all applicable Tax Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid under all applicable Tax Laws; (g) other than the Affiliated Group of which Seller is currently a member, the Company is not and has not been, a member of an Affiliated Group; (h) neither the IRS nor any other Governmental Entity is asserting or is threatening in writing to assert any claim for Taxes for which the Company may be liable; (i) no Tax deficiency notice or notice of assessment or collection has been received in writing by or on behalf of the Company that has not been paid in full; (j) no audit or other examination of any Tax Return of the Company or any of its Affiliates is presently in progress, nor has the Company or any of its Affiliates been notified in writing of any request for such an audit or other examination; (k) there is no contract, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of Section 404 of the Code; (l) the Company has made available to Purchaser true, complete and correct copies of (i) pro forma corporate stand-alone U.S. federal income Tax Returns (including all schedules and attachments thereto) correctly reflecting information reported on consolidated federal income Tax Returns filed by Seller for each Tax period with respect to which the federal statute of limitations on assessment is currently open, (ii) all other material Tax Returns filed by or on behalf of the Company after December 31, 2005, and (iii) all material correspondence and other written submissions to or communications with the IRS or any other Governmental Entities relating to all such income and other Tax Reports; (m) the Company is not and has not been a member of a limited liability company or a party to any joint venture, partnership, or other arrangement or contract that is properly treated as a partnership for federal income tax purposes; (n) the Company has not engaged in any “listed transaction”, as defined under Section 6011 of the Code and the regulations thereunder or any transaction substantially similar to the foregoing, and the Tax Returns filed by or on behalf of the Company have not reported any “reportable transaction” within the meaning of Code section 6707A(c); (o) the Company has no liability for the Taxes of any Person (other than the Company) under Treas. Reg. section 1.1502-6 (or any similar provision of state, local or foreign Law), except as a result of being a member of the Affiliated Group of which Seller is the common parent, and has no liability for the Taxes of any Person as transferee or successor or by contract (other than pursuant to customary commercial contracts not primarily related to Taxes and entered into in the ordinary course of business), and

 (p) the Company is not required to include any item of income in, or exclude any item of deduction from, or otherwise adjust, taxable income in a Tax Return for any Tax period ending after the Closing Date as a result of any: (i) change in method of accounting for any Tax period (or portion thereof) ending on or prior to the Closing Date; (ii) agreement with any Governmental Entity relating to Taxes entered into on or prior to the Closing Date; (iii) installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing Date; (iv) the completed contract method of accounting or other method of accounting applicable to long-term contracts (or any comparable provisions of state, local or foreign law); (v) prepaid amount received on or prior to the Closing Date; or (vi) other Tax position taken, election made or method used by the Company having the effect of either deferring taxable income to any Tax period (or portion thereof) ending after the Closing Date or accelerating deductions to any Tax period (or portion thereof) ending on or prior to the Closing Date.

Section 3.13 Labor.  (a) The Company is not a party to any collective bargaining agreement or any other labor-related agreements with any labor union applicable to employees of the Company, nor is any such agreement currently being negotiated; (b) no material work stoppage involving the Company is pending or, to the Knowledge of Seller, threatened by any labor dispute or Action and (c) (i) there are no charges against the Company pending or, to the Knowledge of Seller, threatened in writing before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices and (ii) there is no unfair labor practice charge or complaint against the Company pending or, to the Knowledge of Seller, threatened before the National Labor Relations Board or any comparable state or local except, in the case of clauses (i) and (ii) immediately above, where any such charge or complaint, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Seller Disclosure Schedule contains a true and complete list, as of the date hereof, of each material deferred compensation, incentive compensation, stock purchase, stock option and other equity compensation plan, program or agreement; each material severance or material termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each material profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each multiemployer plan (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA)(a “Multiemployer Plan”); each employment agreement with any executive officer of the Company; and each other material employee benefit plan, fund, program or agreement, in each case, that is sponsored, maintained or contributed to by the Company, or to which the Company is a party, that, in any such case, is for the benefit of any employee or former employee of the Company (the "Company Plans").  Each of the Company Plans that is subject to section 302 or Title IV of ERISA or section 412 of the Code is hereinafter referred to in this Section 3.14 as a "Title IV Plan."

(b) Seller or the Company has heretofore made available to Purchaser current and complete copies of each Company Plan and any amendments thereto and, with respect to each Company Plan, any related trust, insurance or annuity contract, or other funding vehicle and any reports or summaries required under ERISA or the Code that have been prepared or filed in the twelve (12) month period immediately preceding the date of this Agreement.

(c) No liability under Title IV or section 302 of ERISA has been incurred by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability.  No Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date.

(d) Each Company Plan has been funded, operated and administered in accordance with its terms and applicable Law, including ERISA and the Code, except where the failure of such Company Plan to be so funded, operated and administered would not, individually or in the aggregate, have a Material Adverse Effect.

(e) The consummation of the transactions contemplated by this Agreement will not (in and of itself) (i) entitle any current or former employee of the Company to severance pay, unemployment compensation or any other payment or benefit under any Company Plan, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee under any Company Plan or (iii) reasonably be likely to result in any payment or benefit that would, individually or in combination with any other payment or benefit, fail to be deductible as a result of Section 280G of the Code.

(f) As of the date hereof, there are no pending or, to the Knowledge of Seller, threatened claims against the Company by or on behalf of any Company Plan, by any employee or beneficiary covered under any such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits)

(g) There is no withdrawal liability to the Company under any Multiemployer Plan.

(h) No Company Employee or former employee is eligible for post-employment welfare coverage of any type other than COBRA continuation coverage, and to the extent any Company Employee or former employee of the Company or any former Subsidiary thereof whose names appear on Section 3.14(h) of the Seller Disclosure Schedule or who retires or otherwise ceases to be employed by the Company (except in connection with such Person becoming an employee of Seller or any of its post Closing Affiliates at the Closing) between the date hereof and the Closing Date is eligible for post-employment coverage, the Company has reserved the right to amend to terminate that coverage at any time for any reason.

Section 3.15 Company Material Contracts.  (a) Section 3.15(a) of the Seller Disclosure Schedule sets forth a true and complete list of each Contract that is in effect as of the date of this Agreement to which the Company is a party or by which it is otherwise bound, which are in the following categories (collectively, and together with the Company Leases and the License Agreements, and any amendments, modifications or supplements thereto, the "Company Material Contracts"): (i) any natural gas supply, gathering, distribution, transportation or storage Contract that is reasonably likely to require payments by or to the Company following the date hereof in excess of $5,000,000 during any fiscal year, or $25,000,000 over the remaining term of any such Contract; (ii) any material hedging or other material derivative Contract, including, without limitation, with respect to the purchase or sale of natural gas; (iii) any franchise or similar Contract with any Governmental Entity that is material to the Company; (iv) any partnership, joint venture or similar Contract with a third party that is material to the Company; (v) any Contract containing a covenant not to compete that materially impairs the ability of the Company to freely conduct the Business or any other business in any geographic area; (vi) any Contract (including letters of credit or similar instruments) evidencing or guaranteeing indebtedness for borrowed money or any obligation that, in accordance with GAAP, would be classified as a capital lease, and pursuant to which the Company has repayment or other payment obligations following the date of this Agreement in excess of $3,000,000, and any material mortgage, security agreement, guarantee, pledge agreement or similar Contract providing for any Encumbrance (other than Permitted Encumbrances) on any of the material assets of the Company and that secures indebtedness for borrowed money or the Company’s payment obligations under a Contract that, in accordance with GAAP, would be classified as a capital lease; and (vii) any other Contract, not otherwise covered by clauses (i) through (vi) of this Section 3.15(a), that is reasonably likely to require payments by or to the Company following the date hereof in excess of $3,000,000 during any fiscal year, or $6,000,000 over the remaining term of any such Contract.  Seller or the Company has heretofore made available to Purchaser true and complete copies of each Company Material Contract.

(b) (i) Each Company Material Contract (x) constitutes a valid and binding obligation of the Company and, to the Knowledge of Seller, the other parties thereto, and (y) assuming such Company Material Contract is a valid and binding obligation of and enforceable against the other party(ies) thereto, is enforceable against the Company, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity), and (ii) the Company is not in breach or default, and no event has occurred which, with due notice or lapse of time or both, would constitute a breach or default by the Company, under any Company Material Contract, except, in each case, where such failure to be so valid, binding and enforceable, or such breach or default, would not, individually or in the aggregate, have a Material Adverse Effect, and the Company has not given notice of a material breach or material default of any material provision thereof to any other party thereto).

Section 3.16 Insurance.  Section 3.16 of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all material insurance policies under which the Company or its properties and assets are insured, whether such insurance policies are maintained in the name of the Company or an Affiliate thereof.  All such insurance policies are in full force and effect (other than any policies that cease to be in full force and effect as a result of expiring in accordance with their terms).  As of the date hereof, there is no material claim by the Company or any other Person (as it relates to the Business or the Company) pending under any such policies as to which coverage has been denied or disputed in writing by the applicable insurers.  All premiums due and payable under all such policies have been paid, and the Company or the other holder thereof, as applicable, is in compliance with the terms and conditions of such policies other than any non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.17 Regulation as a Utility.  The Company is subject to regulation as a public utility by the State of Idaho.  Except as set forth above, the Company is not subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States.  Pursuant to Sections 1(b) or 1(c) of the Natural Gas Act (15 U.S.C. 717(b), (c)), the Company is not regulated as a “natural gas company”.  The Company is a “gas utility company” as defined by the Public Utility Holding Company Act of 2005.

Section 3.18 Regulatory Proceedings.  Section 3.18 of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each rate proceeding pending before a Governmental Entity with respect to rates charged by the Company.  The Company (a) does not have rates in any amounts that are being collected subject to a refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court of competent jurisdiction and (b) is not a party to any Contract with any Governmental Entity imposing conditions on rates or services.

Section 3.19 Real Property.

(a) Section 3.19(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all real property owned by the Company (the "Owned Real Property").  The Company has title in fee simple, free and clear of Encumbrances (other than Permitted Encumbrances), to all of the Owned Real Property.

(b) Section 3.19(b) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all of the leases, subleases or other instruments or permits (collectively, the "Company Leases") pursuant to which the Company holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property and under which (i) the Company is a landlord, sublandlord, licensor, grantor of occupancy rights, tenant, subtenant, licensee or occupant and (ii) the Company pays or receives annual base rental payments in excess of $25,000 during any calendar year (the "Leased Real Property").

(c) Section 3.19(c) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all easements and rights of way in respect of real property that are held by or that benefit the Company and that are material to the Company (the "Material Easement Agreements ")

(d) There are no eminent domain, condemnation or other similar proceedings pending or, to the Knowledge of Seller, threatened affecting any portion of the Owned Real Property that would, individually or in the aggregate, have a Material Adverse Effect.  To the Knowledge of Seller, there are no eminent domain, condemnation or similar proceedings pending or threatened affecting any portion of the Leased Real Property that would, individually or in the aggregate, have a Material Adverse Effect.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Seller Disclosure Schedule sets forth, for the Company Intellectual Property owned by the Company ("Company Owned Intellectual Property"), a list of all material (i) Patent applications and Patents, (ii) Trademark applications and registrations and (iii) Copyright applications and registrations.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (x) the Company owns all right, title and interest in and to all the Company Owned Intellectual Property set forth in Section 3.20(a) of the Seller Disclosure Schedule and (y) the Company Owned Intellectual Property represents, together with the Intellectual Property used by the Company pursuant to a license or other right, all Intellectual Property necessary to the conduct of their Business as now conducted.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of Seller, (i) the conduct of the Business as currently conducted does not infringe or otherwise violate any Person's Intellectual Property, and there is no such claim pending or threatened in writing against the Company, and (ii) no Person is infringing or otherwise violating in any respect any Company Owned Intellectual Property, and no such claims are pending or threatened in writing against any Person by the Company.

(c) Section 3.20(c) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Contracts to which the Company is a party or by which it is otherwise bound and pursuant to which Company Intellectual Property owned by a third Person that is material to the Business is licensed or leased to the Company in connection with the operation of the Business (collectively, the "License Agreements").

Section 3.21 Intercompany Arrangements.  The Company (i) does not lease any real or personal property either to or from Seller or any of its Affiliates, (ii) does not license technology or Intellectual Property that is material to the Business either to or from Seller or any of its Affiliates, (iii) is not obligated to purchase any tangible or intangible asset from or sell such asset to Seller or any of its Affiliates or (iv) does not pay or receive material payments either to or from Seller or any of its Affiliates (other than the payment of dividends to Seller).  Neither Seller nor any Affiliate thereof (other than the Company) has any rights in or to any of the assets or properties used by the Company in connection with the operation of the Business that are material to the Business.  Other than the Terminating Contracts, there do not exist any other agreements, arrangements or understandings between the Company and Seller or any Affiliate of Seller.  After giving effect to the actions required to be taken pursuant to Section 5.10(b), all agreements, arrangements and understandings between the Company and Seller and any Affiliate of Seller shall have been terminated, and all obligations of the Company to Seller or any Affiliate of Seller shall have been satisfied in full.

Section 3.22 Brokers' Fees.  Except for Citigroup Global Markets Inc., the fees and expenses for which shall be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller or any of its Affiliates.

Section 3.23 Disclaimer of Other Warranties.  NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS ARTICLE III, NEITHER SELLER, ANY AFFILIATE THEREOF (INCLUDING THE COMPANY) NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY, SELLER OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES (INCLUDING THE BUSINESS), OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY SELLER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1 Status.  Purchaser (a) is duly organized and validly existing under the Laws of its jurisdiction of incorporation or organization, as applicable, (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and (c) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership or operation of its properties and assets and the conduct of its business requires it to be so qualified, except where the failure to have such power and authority or to be so qualified and in good standing would not, individually or in the aggregate, materially impair or materially delay Purchaser's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.2 Authorization.  The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Purchaser and no other corporate proceedings are necessary to authorize the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 4.3 No Conflict.  Assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4 have been obtained or made and except as set forth on Exhibit C to this Agreement, or have expired, the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby will not (a) violate any applicable Law or Governmental Order to which Purchaser or any of its Subsidiaries is subject, (b) with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate or cancel any material Contract to which Purchaser or its Subsidiaries is a party or by which Purchaser or its Subsidiaries is otherwise bound or (c) violate the certificate of incorporation, bylaws, limited liability company agreement or other organizational documents, as applicable, of Purchaser or its Subsidiaries, other than, in the case of clauses (a) and (b) above, any such violations, conflicts, breaches, defaults, accelerations or rights that would not, individually or in the aggregate, materially impair or materially delay Purchaser's ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.  There is no provision in the certificate of incorporation, bylaws, limited liability company agreement or other organizational document, as applicable, of Purchaser or any of its Subsidiaries that would prohibit Purchaser from owning or operating a natural gas distribution company.

Section 4.4 Governmental Filings.  Except as set forth on Exhibit C to this Agreement, no Governmental Filings are required to be obtained or made by Purchaser or any Affiliate thereof in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby (collectively, the "Purchaser Governmental Filings"), except (a) filings and notices under the HSR Act and (b) such other Governmental Filings, the failure of which to be obtained or made would not, individually or in the aggregate, materially impair or materially delay Purchaser's ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 4.5 Legal Proceedings.  There are no Actions pending or, to the knowledge of Purchaser, threatened against Purchaser or its Affiliates, which (a) if adversely determined, would, individually or in the aggregate, materially impair or materially delay Purchaser's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby or (b) challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of the transactions contemplated hereby.  Neither Purchaser nor any of its Affiliates is subject to any Governmental Order that would reasonably be expected to materially impair or materially delay Purchaser's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.6 Acquisition for Investment.  Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Purchaser's purchase of the Shares.  Purchaser confirms that it can bear the economic risk of its investment in the Shares and can afford to lose its entire investment in the Shares, has been furnished any and all materials relating to Purchaser's purchase of the Shares that it has requested, and Seller has provided Purchaser the opportunity to ask questions of the officers and management employees of the Company and Seller and to acquire additional information about the Business and financial condition of the Company.  Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares.  Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification under applicable securities Laws, except pursuant to an exemption from such qualification available under such securities Laws.  Purchaser is an “accredited investor” within the meaning of applicable securities Laws.

Section 4.7 Funding.  Purchaser has or will have available to it as of the Closing Date, funds that are sufficient for the satisfaction of all of Purchaser's obligations under this Agreement, including the payment of the Base Purchase Price (including any adjustments thereto effected pursuant to the terms set forth in this Agreement) and all fees and expenses of Purchaser relating to the transactions contemplated hereby.

Section 4.8 Solvency.  As of the Closing Date, assuming (a) the satisfaction of the conditions to Purchaser's obligation to consummate the transactions contemplated by this Agreement, or waiver of such conditions, if permissible, and (b) that the estimates, projections or forecasts provided to Purchaser or its Affiliates by Seller or any of its Affiliates, including the Company, prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, and after giving effect to the consummation of the transactions contemplated by this Agreement, including any financing effected by Purchaser in connection therewith, the payment of the Base Purchase Price (including any adjustments thereto effected pursuant to the terms set forth in this Agreement), payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Purchaser and the Company will be Solvent as of the Closing and immediately after giving effect to the transactions contemplated by this Agreement and the incurrence of any financings in connection therewith.

Section 4.9 Foreign Persons.  Purchaser is not a foreign person, and no foreign person or persons has, directly or indirectly, ownership of or otherwise controls Purchaser.  For purposes of this Section 4.9(a), (i) “foreign person” shall mean (x) any natural person other than a citizen of the United States or a natural person who, although not a citizen of the United States, owes permanent allegiance to the United States or (y) any other Person over which control is exercised or exercisable by a foreign interest, including a Governmental Entity other than the government of the United States or any state or instrumentality thereof, (ii) “ownership” shall mean ownership of a majority or a dominant minority of the total outstanding voting securities of Purchaser and (iii) “control” shall mean the power, direct or indirect, whether or not exercised, and whether or not exercised or exercisable through the ownership of securities or by proxy voting, contractual arrangements or other means, to determine, direct or decide matters affecting Purchaser, including the general policies or day-to-day operations of Purchaser.

Section 4.10 Brokers' Fees.  Except for J.P. Morgan Securities Inc., the fees and expenses of which will be paid by Purchaser, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.11 No Reliance.  Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and the nature and condition of its properties and assets and the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Article III.  Purchaser acknowledges that none of Seller, the Company or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, Seller the Business or other matters that is not expressly included in Article III.  Without limiting the generality of the foregoing, none of Seller, the Company or any other Person has made a representation or warranty to Purchaser with respect to (a) any projections, estimates or budgets for the Business or the Company or (b) any material, documents or information relating to the Company or its Business, including any information memorandum, management presentation, question and answer session or otherwise, except in each case as expressly covered by a representation or warranty set forth in Article III.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Business.  Except (x) as otherwise permitted or contemplated by this Agreement (including Section 5.2 hereof), (y) as required by applicable Law or (z) as set forth in Section 5.1 of the Seller Disclosure Schedule, from and after the date hereof and until the earlier to occur of the Closing Date and the termination of this Agreement in accordance with the terms set forth in Article VII hereof, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Company to use its commercially reasonable efforts to conduct the Business, in all material respects, in the ordinary course consistent with past practice.  To the extent consistent with the foregoing, from and after the date hereof and until the earlier to occur of the Closing Date and the termination of this Agreement in accordance with the terms set forth in Article VII hereof, Seller shall cause the Company to use its commercially reasonable efforts to preserve its business organization intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates.  Without limiting the generality of the foregoing, except (1) as otherwise permitted or contemplated by this Agreement (including Section 5.2 hereof), (2) for actions approved by Purchaser in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (3) as required by applicable Law or (4) as set forth in Section 5.1 of the Seller Disclosure Schedule, from and after the date hereof and until the earlier to occur of the Closing Date and the termination of this Agreement in accordance with the terms set forth in Article VII hereof, Seller shall cause the Company not to take any of the following actions:

(a) amend its articles of incorporation or bylaws;

(b) adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization, or otherwise merge or consolidate with or into any other Person;

(c) (i) issue, sell, transfer, pledge, dispose of or voluntarily suffer any Encumbrance on any shares of its capital stock, (ii) grant any options, warrants or other rights to purchase or acquire any shares of its capital stock, (iii) split, combine, subdivide or reclassify any shares of its capital stock, (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, other than dividends paid or payable in cash on or before the earlier of the Closing Date or November 30, 2008, or (v) redeem, purchase or otherwise acquire any shares of its capital stock;

(d) issue any note, bond or other debt security or incur or guarantee any indebtedness for borrowed money, or mortgage, pledge or voluntarily subject to any Encumbrance (other than Permitted Encumbrances) any of its assets (whether tangible or intangible) or properties, provided that the foregoing shall not limit the ability of the Company to (i) incur indebtedness pursuant to the Credit Agreement (as in effect on the date hereof) in the ordinary course of business or (ii) issue or incur any liability with respect to any bond, letter of credit or similar instrument issued to secure the performance of the Company under any Contract entered into (or in respect of any Contract bid on by the Company) in the ordinary course of business;

(e) (i) except as required under the terms of any Company Plan or any existing employment Contract, in each case as in effect on the date hereof, (x) materially increase the benefits under any Company Plan, or (y) expand the availability of any Company Plan to any class or type of employees not eligible to participate therein as of the date hereof, expand benefits or participants in the Intermountain Industries, Inc. Supplemental Retirement Plan (other than in respect of Persons who participate therein or who are permitted to participate therein, in each case, that are not employed by the Company), or materially increase the compensation payable to any officer of the Company, except, in the case of this clause (y), in the ordinary course of business consistent with past practice, (ii) enter into or amend any change in control, severance, retention or similar Contract with any officer or employee of the Company or

(iii) adopt, enter into, terminate or amend in any material respect any Company Plan or other arrangement for the current or future benefit or welfare of any officer or employee of the Company that, if in effect on the date hereof, would be a Company Plan hereunder; provided, however, that nothing contained herein shall limit the ability of the Company to enter into a new collective bargaining agreement (or to extend the existing collective bargaining agreement to which the Company is a party as of the date hereof (the "Existing CBA ")) to replace the Existing CBA, so long as the material terms of such new collective bargaining agreement (or the terms of the extension of the Existing CBA) are consistent, in all material respects, with the terms set forth in the Existing CBA; provided further, however, that Seller shall keep Purchaser reasonably apprised of the status of the negotiations with respect to the new or extended collective bargaining agreement and shall provide to Purchaser such information as it may reasonably request in connection therewith; and provided further, however, that the Company shall not enter into any new or extended collective bargaining agreement that  grants compensation and benefit increases without the consent of Purchaser such consent not to be unreasonably withheld, conditioned or delayed;

(f) enter into or consummate any transaction involving the acquisition of the business, stock, assets or other properties of any other Person (whether by merger, consolidation, stock purchase, asset purchase or otherwise), except purchases of assets or other properties in the ordinary course of business;

(g) sell, lease, license or otherwise voluntarily dispose of any material amount of assets or property, except pursuant to existing Contracts that are in effect on the date hereof (which Contracts, if required, are disclosed in the applicable Section of the Seller Disclosure Schedule), and except in the ordinary course of business;

(h) settle or compromise any Action in which the Company is a named defendant for an amount in excess of $500,000, provided that the Company shall not settle or compromise any Action if such settlement or compromise would have, individually or in the aggregate, a material adverse effect on the ability of the Company to continue to operate the Business in substantially the manner in which the Business is operated as of the date hereof;

(i) except for capital expenditures within the scope of the Company’s capital expenditure forecasts for fiscal years 2008, 2009 and 2010, a copy of which is attached to Section 5.1(i) of the Seller Disclosure Schedule, and for capital expenditures related to or arising from operational emergencies, equipment failures or similar circumstances, make or authorize any capital expenditure in excess of $3,000,000 in the aggregate;

(j) enter into, terminate (other than at the end of a term), renew or materially extend or materially amend any Company Material Contract or any other Contract that, if in effect on the date hereof, would be a Company Material Contract, other than in the ordinary course of business;

(k) enter into any Hedging Transactions other than in the ordinary course of business consistent with past practice and as allowed for cost recovery under the Company’s purchased gas adjustment tariff authorized by the IPUC;

(l) except as may be required as a result of a change in Law or in GAAP, (i) change any of its accounting methods, principles or practices or (ii) make any material Tax election, or change or revoke any Tax election, or take any Tax position that is new or inconsistent with any prior position, or change any method of accounting or method of reporting items for Tax purposes;

(m) create or establish any additional employee positions that would be eligible to participate in the Company Severance Plan, other than for Persons hired by the Company following the date hereof to fill existing positions in the ordinary course of business consistent with past practice;

(n) engage in any transaction with Seller or any Affiliate of Seller in any manner or involving any amount that is not consistent in all material respects with the Company’s past practice regarding such transactions; or

(o) agree or otherwise commit to take any of the actions set forth in the foregoing subsections (a) through (n) of this Section 5.1.

Nothing contained in this Agreement, including this Section 5.1, is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date.  Prior to the Closing Date, the Company shall exercise, consistent with the terms and conditions of this Agreement, including this Section 5.1, complete control and supervision over its Business, assets and operations.

Section 5.2 Employment Matters.

(a) During the one (1) year period following the Closing, Purchaser shall, or shall cause its Affiliates to, provide to the employees of the Company who are employed at the Closing ("Company Employees") and who remain employed with Purchaser or any Affiliate of Purchaser for so long as the Company Employee remains so employed, compensation and employee benefits that, with respect to each Company Employee, are substantially similar in the aggregate to the compensation and benefits provided to such Company Employee under the Company Plans immediately prior to the Closing.  Purchaser shall, or shall cause the Company to, perform all of the obligations under the Company Plans as in effect on the Closing Date or as may thereafter be amended in accordance with the terms hereof and thereof.  Without limiting the foregoing, Purchaser shall, or shall cause the Company to, adopt a severance plan effective at the Closing in a form reasonably satisfactory to Seller and having the terms set forth on Section 5.2(a) of the Seller Disclosure Schedule (the "Company Severance Plan"), it being understood and agreed that notwithstanding anything contained in the first sentence of this Section 5.2(a) to the contrary, Purchaser shall maintain, or cause the Company to maintain, the Company Severance Plan in accordance with the term thereof as set forth in Section 5.2(a) of the Seller Disclosure Schedule.  The parties acknowledge and agree that for purposes of this Section 5.2, Company Plans shall include the Company SERP and the Company Severance Plan.

(b) At or prior to the Closing, Seller shall create a new deferred compensation/salary reduction plan (the "Seller Deferred Compensation Plan") for executives and key managers of Seller and Seller's post-Closing Affiliates, and any and all liabilities under the Company Deferred Compensation Plan not associated with (i) a Company Employee or (ii) a former employee of the Company or any former Subsidiary thereof whose names appear on Section 5.2(b) of the Seller Disclosure Schedule or who retires or otherwise ceases to be employed by the Company (except in connection with such Person becoming an employee of Seller or any of its post-Closing Affiliates at the Closing) between the date hereof and the Closing Date (each, a “Company Retiree”), shall be transferred to, and become liabilities of, Seller pursuant to the Seller Deferred Compensation Plan, and the Company shall no longer have any liability or obligations in respect thereof.  Except as expressly set forth in the immediately preceding sentence, all deferred compensation liabilities and obligations under the Company Deferred Compensation Plan shall remain obligations of the Company.

(c) At or prior to the Closing Date, the Company shall create and, subject to the terms set forth in this Section 5.2, including Section 5.2(a) hereof, maintain, a supplemental retirement plan, substantially in the form attached to Section 5.2(c) of the Seller Disclosure Schedule and approved by Purchaser, such approval not to be unreasonably withheld, conditioned or delayed (the "Company SERP ").  At or prior to the Closing Date, any and all liabilities under the Intermountain Industries, Inc. Supplemental Retirement Plan (other than liabilities thereunder that are associated with an Excluded SERP Employee, William C. Glynn, Richard Hokin and Kenneth Smith) shall be transferred to, and become liabilities of, the Company pursuant to the Company SERP, and, without limiting the terms set forth in Section 2.2(b)(iv) hereof, neither Seller nor any of its post-Closing Affiliates shall have any liability or obligations in respect thereof.

(d) At or prior to the Closing, the Board of Directors of the Company shall adopt a resolution terminating the Intermountain Gas Company Employee Savings and Profit Sharing Plan and the Intermountain Gas Company Employee Pension, Savings and Profit Sharing Plan (collectively, the “Company Savings Plans” ) effective upon, and subject to the occurrence of, the Closing, and Purchaser shall be solely responsible for reimbursing participants in the Company Savings Plans for fees (if any) incurred in connection with such termination.  At and after the Closing, all such participants that are Company Employees shall be eligible to participate in a defined contribution plan maintained by Purchaser (the “Purchaser Savings Plan” ) on terms, for at least one (1) year following the Closing, that are substantially similar in the aggregate to those that applied to such participants under the Company Savings Plans immediately prior to the Closing.  Upon receipt by the Company of a favorable IRS determination letter with respect to the termination of the Company Savings Plans, Purchaser shall allow the Purchaser Savings Plan to accept direct rollovers for participants from the Company Savings Plans.

(e) Purchaser shall, or shall cause its Affiliates, as applicable, to give Company Employees full credit for such Company Employees' service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of benefits (including for purposes of vacation and severance), but not for purposes of benefit accruals, under any benefit plans made generally available to employees or officers or any class or level of employees or officers maintained by Purchaser or any of its Affiliates in which a Company Employee participates to the same extent recognized by the Company or an Affiliate thereof immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(f) Purchaser shall, or shall cause its Affiliates, as applicable, to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Purchaser or any Subsidiary of Purchaser that provides health benefits in which Company Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such Company Employees as of the Closing under the analogous Company Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Purchaser or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Plan prior to the Closing.

(g) The provisions of this Section 5.2 (other than in respect of the Company Severance Plan) are solely for the benefit of the parties to this Agreement, and except with respect to the provisions regarding the Company Severance Plan, no employee or former employee of the Company or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Company Plan for any purpose.  The parties acknowledge and agree that nothing contained in this Agreement, including in this Section 5.2, shall require Purchaser or any Affiliate thereof (including, after the Closing Date, the Company) to maintain the employment of any employee of the Company.

Section 5.3 Publicity.  Purchaser and Seller agree that no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of Purchaser and Seller (which consent shall not be unreasonably withheld, delayed or conditioned), except (a) such release or announcement as may be required by applicable Law, in which case, to the extent practicable, the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance, (b) Seller and Purchaser shall be permitted to disclose this Agreement and the transactions contemplated hereby in connection with making any Governmental Filing or Purchaser Governmental Filing, as applicable, or in response to the request of any Government Entity having jurisdiction over Purchaser or any of its Subsidiaries, and Seller and Purchaser shall be permitted to take such actions in connection with obtaining or making any other filings, registrations, notifications, authorizations, consents or approvals, in each case in connection with the transactions contemplated by this Agreement, and (c) nothing contained herein shall preclude disclosure of this Agreement or the transactions contemplated hereby in the event of litigation between the parties hereto, but then only to the extent necessary to prosecute or defend any such litigation.

Section 5.4 Confidentiality.  Purchaser and its Representatives (as such term is defined in the Confidentiality Agreement between Citigroup Global Markets Inc. (on behalf of the Company) and Purchaser, dated April 7, 2008 (as the same may be amended, modified or supplemented from time to time, the "Confidentiality Agreement")) shall treat all materials and information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with the terms set forth therein.

Section 5.5 Access to Information.  Subject to Section 5.4, Seller shall cause the Company to afford Purchaser and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the officers, properties, offices and other facilities of the Company and to its books and records, and shall furnish Purchaser with available financial, operating and other data and information with respect to the business and properties of the Company as Purchaser may reasonably request.  In exercising its rights hereunder, Purchaser shall (and shall cause each of its Representatives to) conduct itself so as not to interfere in the conduct of the business of the Company prior to Closing.  Purchaser acknowledges and agrees that any contact by Purchaser or its Representatives with officers, employees, customers or agents of the Company shall be arranged and supervised by representatives of Seller, unless Seller otherwise expressly consents in writing with respect to any specific unsupervised contact.  Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates (including the Company) shall be required to disclose to Purchaser or any Representative thereof any information (a) relating to any sale or divestiture process conducted by Seller for the Company or the Business or Seller's (or its Representatives') evaluation of the Company or the Business in connection therewith, including projections, financial information or other information relating thereto or (b) if doing so could violate any Contract or Law to which Seller or any of its Affiliates (including the Company) is a party or to which it is subject or which it believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges).  In addition, notwithstanding anything contained in this Agreement to the contrary, without the prior written consent of Seller, none of Purchaser or its Representatives shall have any right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on or underneath the Real Property.

Section 5.6 Filings, Authorizations and Consents.

(a) Seller and Purchaser shall, as promptly as reasonably practicable (and, in any event, within fifteen (15) Business Days following the date of this Agreement (computed by excluding the date of this Agreement)), cause to be filed with the applicable Governmental Entity the notification and report form pursuant to the HSR Act required for the transactions contemplated by this Agreement.  Seller and Purchaser shall, as promptly as practicable, comply with any request for additional information and documents pursuant to the HSR Act.  Seller and Purchaser shall inform the other party promptly of any material communication made by or on behalf of such party to (including permitting the other party to review such material communication in advance), or received from, such Governmental Entity and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing, submission or other act that is necessary or advisable under the HSR Act.  Seller and Purchaser shall keep each other timely apprised of the status of any material communications with, and any inquiries or requests for additional information from, such Governmental Entity, and shall comply promptly with any such inquiry or request.  Neither party shall agree to participate in any meeting, whether in person or telephonically, with any Governmental Entity in respect of filings referred to in this Section 5.6(a) or any investigation or other inquiries relating thereto, unless the relevant party consults with the other party in advance, and to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(b) [Intentionally omitted.]

(c) Seller and/or Purchaser, as applicable, shall, as promptly as reasonably practicable following the date of this Agreement, cause to be filed all applications, reports, notices and other documents, if any, required to be filed by Purchaser and/or Seller or any of their respective Affiliates (including, in the case of Seller, the Company) with any Governmental Entities (other than the filings contemplated by Section 5.6(a) hereof), including (i) the filing of a written notification with the IPUC in such form and containing such information as the IPUC may request from time to time, together with any other applications, reports, notices and other documents that the IPUC may request from time to time (collectively, the “IPUC Notification Filing”), in each case, concerning the transactions contemplated hereby, and (ii) the filing of such applications, reports, notices and other documents, if any, required to be filed by Purchaser or any of its Affiliates in connection with obtaining the consents of the Governmental Entities listed on Part I , Part II or Part III (if applicable, in the case of Part II and Part III) of Exhibit C hereto, which notifications, applications, reports and other documents referred to in the immediately preceding clause (i) shall be in form and substance reasonably satisfactory to each of Seller and Purchaser, and with Seller being provided a reasonable opportunity to review and comment on the foregoing referred to in the immediately preceding clause (ii).  Seller and Purchaser shall inform the other party promptly of any material communication made by or on behalf of such party to (including permitting the other party to review such material communication in advance), or received from, the IPUC in connection with the transactions contemplated by this Agreement, and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications, applications, reports, notices and other documents, if any, contemplated by this Section 5.6(c).  Without limiting the foregoing, Seller and Purchaser shall keep each other timely apprised of the status of any material actions, material communications with, and any material inquiries or requests for additional information from, any Governmental Entity in connection with the transactions contemplated by this Agreement, and shall promptly comply with any such inquiry or request.  Neither party shall agree to participate in any meeting, whether in person or telephonically, with the IPUC or any investigation or other inquiries relating thereto, unless the relevant party consults with the other party in advance, and to the extent permitted by the IPUC, gives the other party the opportunity to attend and participate thereat.

(d) Purchaser and Seller shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Entity (excluding the actions and filings described in subsections (a) and (c) of this Section 5.6) is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Company Material Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement and the Confidentiality Agreement, in taking such actions or making any such filings, the parties shall furnish such information as may be required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

Section 5.7 Director and Officer Liability; Indemnification.  If the Closing occurs, Purchaser and Seller agree that all rights to indemnification and all limitations on liability existing in favor of any individual who, on or prior to the Closing Date, was an officer, director or employee of the Company (collectively, the "Company Indemnitees"), as provided in (a) the articles of incorporation or bylaws of the Company in effect on the date of this Agreement or (b) any agreement providing for indemnification by the Company of any Company Indemnitee in effect on the date of this Agreement to which the Company is a party or by which it is bound as of the date of this Agreement and which in each case of this clause (b) is listed on Section 5.7 of the Seller Disclosure Schedule, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Company after the Closing for a period of not less than six (6) years.  Purchaser shall cause the Company to take all actions required by, and otherwise comply with, the provisions of this Section 5.7.  It is expressly agreed that the Company Indemnitees to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7.

Section 5.8 Reasonable Best Efforts.  Upon the terms and subject to the conditions herein provided, each of the parties agrees to use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of any of the parties; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions as the other party may reasonably require in order to carry out the intent of this Agreement, it being understood and agreed that in connection with the obtaining of applicable consents, waivers or approvals of any Governmental Entities, if it is reasonably likely that the condition to Closing set forth in Section 6.1(c) and/or Section 6.1(d) hereof (in each case, without giving effect to the terms thereof regarding the imposition of terms and/or conditions by the applicable Governmental Entity) will not be satisfied at or prior to the Initial Outside Date (including any extension thereof), then Purchaser shall be required to (and shall cause its Subsidiaries to) take such actions and/or accept such terms and/or conditions (and Purchaser shall consent to the Company taking such actions and/or accepting such terms and/or conditions) as may be requested or imposed by the applicable Governmental Entity unless the effect thereof would result in the condition to Closing set forth in Section 6.1(c) and/or Section 6.1(d) not being satisfied.  In addition, but subject to the terms set forth in the immediately following sentence, Seller agrees to use its reasonable best efforts to assist Purchaser in obtaining a waiver or amendment, as appropriate, to Section 9.17 of the Debenture Purchase Agreement to permit Purchaser to include the Company in its consolidated income Tax returns, and to permit the Company to make tax payments as part of Purchaser’s consolidated group in the same manner as currently provided for in such Section 9.17 with respect to Seller.  Notwithstanding the foregoing, except as otherwise expressly contemplated by this Agreement, neither the Company nor any of its Affiliates nor Purchaser nor any of its Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party (excluding Governmental Entities) to obtain any applicable consent, waiver or approval.

Section 5.9 Insurance.  Purchaser acknowledges and agrees that all insurance coverage for the Company and the Business under policies of Seller and its Affiliates (other than the Company) shall terminate as of the Closing and, except as otherwise provided herein, no claims may be brought thereunder by the Company from and after the Closing for losses that occur after the Closing.  Notwithstanding the foregoing, upon written notice to Seller, the Company may bring claims under such policies that are occurrence-based policies for losses that occur prior to the Closing if permitted under such policies, provided that uninsured costs of such claims shall be at the Company's sole cost and expense (including any applicable retentions or deductibles in connection with such claims).

Section 5.10 Indebtedness; Termination of Affiliate Agreements.

(a) Subject to the terms of this Agreement, including the last sentence of Section 5.8 hereof, if Purchaser desires to obtain the consent of the lenders party to the Credit Agreement to waive the change of control provision set forth therein or to assign the Credit Agreement, Seller agrees to cooperate with any reasonable request of Purchaser in connection with Purchaser’s seeking and obtaining such consent.  However, if such consent has not been obtained, on the Closing Date, Purchaser shall repay, or shall cause one of its Affiliates to repay, any and all amounts that are outstanding on the Closing Date, whether principal, accrued and unpaid interest or otherwise, under the terms of the Credit Agreement, and Seller and Purchaser shall, at the Closing, cause the administrative agent or other lenders, as applicable, under the Credit Agreement to deliver written evidence thereof to the parties hereto.  Seller acknowledges and agrees that all amounts that are outstanding on the Closing Date, whether principal, accrued and unpaid interest or otherwise, under the terms of the Credit Agreement, and that are repaid by Purchaser as contemplated by this Section 5.10(a) shall constitute Debt for purposes of calculating the amount of Aggregate Net Company Indebtedness hereunder.  Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that any and all amounts that are outstanding on the Closing Date, whether principal, accrued and unpaid interest or otherwise, under the terms of the Debenture Purchase Agreement shall remain outstanding upon the Closing and shall not be repaid or otherwise extinguished at the Closing, provided that all such amounts shall constitute Debt for purposes of calculating the amount of Aggregate Net Company Indebtedness hereunder.

(b) Effective at the Closing, except for those Contracts set forth in Section 5.10(b)(i) of the Seller Disclosure Schedule, all Contracts between the Company, on the one hand, and Seller or any of its Affiliates, on the other hand (the "Terminating Contracts"), shall be terminated as between them and shall be without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder.  Purchaser agrees to take and to cause the Company to take, and Seller agrees to take and to cause its Affiliates (other than the Company) to take, any action following the Closing that would be required to give effect to the termination of the Terminating Contracts.  Without limiting the foregoing, except as set forth in Section 5.10(b)(ii) of the Seller Disclosure Schedule, all inter-company accounts, whether payables or receivables, between any of Seller and its Affiliates, on the one hand, and the Company, on the other hand, as of the Closing shall be settled in cash or otherwise discharged and released as of the Closing.

Section 5.11 Names.  Following the Closing Date, the Company shall be permitted to continue to use the name “Intermountain Gas Company” and any other name, trademark or service mark used by the Company in the operation of the Business as of the Closing Date and that is listed on Section 5.11 of the Seller Disclosure Schedule (such name and such other names, trademarks and service marks are collectively referred to herein as the “Marks”), provided that Purchaser shall cause the Company to use the Marks solely in connection with the operation of the Business, it being understood and agreed that neither Purchaser nor any of its Affiliates (including, after the Closing Date, the Company) shall be permitted to use any of the Marks in connection with any other activities.  Without limiting the foregoing, Purchaser shall not, and shall cause its Affiliates (including, after the Closing Date, the Company) not to, (a) hold itself out as having any affiliation or relationship of any kind with Seller or any post-Closing Affiliate thereof, provided that Purchaser shall be permitted, and may permit its Affiliates (including, after the Closing Date, the Company) to refer to the fact that the Company was purchased from Seller or (b) use the Marks in a manner that would be reasonably likely to reflect negatively thereon or on Seller or its post-Closing Affiliates.  Purchaser shall, and shall cause the Company to, indemnify and hold harmless Seller and its post-Closing Affiliates from and against any Losses relating to or arising from any use by Purchaser or the Company of the Marks in a manner not  permitted by this Section 5.11 or otherwise.  Notwithstanding anything contained in this Agreement to the contrary, Seller and its post-Closing Affiliates shall be permitted to use the Marks (other than the name “Intermountain Gas Company” or any other Mark that is used exclusively in the Business as of the date hereof) in connection with the operation of any business or activities in which they may be engaged from time to time, provided that Seller shall not, and shall cause its post-Closing Affiliates not to, hold itself out as having any affiliation or relationship of any kind with the Company, provided that Seller shall be permitted to, and may permit its post-Closing Affiliates to, refer to the fact that the Company was previously owned by Seller. Without limiting the foregoing, Seller shall not use the Marks in a manner that would be reasonably likely to reflect negatively thereon or on the Company or its post-Closing Affiliates.  Seller shall indemnify and hold harmless Company and its post-Closing Affiliates from and against any Losses relating to or arising from any use by Seller or its post-Closing Affiliates of the Marks in a manner not permitted by this Section 5.11.

Section 5.12 Tax Matters.

(a) Seller shall timely prepare and file, or cause to be timely prepared and filed, on a basis consistent with past practice to the extent consistent with applicable Law, all Tax Returns with respect to the Company for any Tax period of the Company ending on or prior to the Closing Date (the “Pre-Closing Tax Returns”).  With respect to all income Tax Returns (other than income Tax Returns filed on a consolidated, combined or unitary basis with Seller or any of Seller’s Affiliates) and other material Pre-Closing Tax Returns that are filed by Seller after the Closing Date, Seller shall permit Purchaser to review and comment on each such Tax Return prior to its filing and Seller shall make such revisions to such Tax Returns as are reasonably requested by Purchaser as long as such revisions are consistent with the prior practices of the Company that are consistent with applicable Law.  In connection with Purchaser’s review, Seller shall provide any and all financial data that is reasonably necessary to confirm the correctness of any such Tax Returns.  Seller shall deliver a copy of each Pre-Closing Tax Return (or the portion thereof that specifically related to the Company) to Purchaser promptly after filing.  Seller shall timely pay or cause to be timely paid all Taxes due with respect to the Pre-Closing Tax Returns to the extent that such Taxes exceed the amount (if any) of such Taxes that are included as current liabilities in Adjusted Net Working Capital, as finally determined pursuant to Section 2.2 of this Agreement.  Notwithstanding anything herein to the contrary, no position shall be taken, election made, or method adopted on any Pre-Closing Tax Return that (i) is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in the immediately prior period, or (ii) would reasonably be expected to materially and adversely affect the Tax position or liability of Purchaser, the Company or any of their Affiliates for any period following the Closing Date (including, without limitation, positions, elections or methods that would have the effect of deferring income to Tax periods (or portions thereof) ending after the Closing Date or accelerating deductions to Tax periods (or portions thereof) ending on or prior to the Closing Date), in case of either clause (i) or this clause (ii), without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  Purchaser shall timely prepare and file, or cause to be timely prepared and filed, on a basis consistent with past practice to the extent consistent with applicable Law, all Tax Returns for any Straddle Period of the Company (“Straddle Period Tax Returns”).  Purchaser shall permit Seller to review and comment on each Straddle Period Tax Return prior to its filing and Purchaser shall make such revisions to such Straddle Period Tax Returns as are reasonably requested by Seller as long as such revisions are consistent with the prior practices of the Company that are consistent with applicable Law.  In connection with Seller’s review, Purchaser shall provide any and all financial data that is reasonably necessary to confirm the correctness of any such Tax Returns.  Purchaser shall deliver a copy of each such Tax Return to Purchaser promptly after filing.

(b) All tax-sharing or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and after the Closing Date, the Company shall not be ound thereby or have any liability thereunder. Seller may elect to control, at its own expense, the conduct of any audit or administrative or judicial proceeding with respect to any Taxes of, or any Tax Return required to be filed by, the Company with respect to any Pre-Closing Tax Period for which Seller is liable for indemnification pursuant to Section 8.1, if Seller acknowledged in writing that Seller has sole responsibility for any Taxes that arise in such audit or proceeding; provided, however, that Seller shall not  resolve, abandon, compromise or settle any such audit or proceeding without obtaining Purchaser's prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) if it would reasonably be expected to have a materially adverse effect on Purchaser, the Company or any Affiliate thereof; provided further, however, that (i) Seller shall keep Purchaser reasonably apprised of the status of the audit or proceeding, and (ii) Purchaser shall have the right, at its own expense, to retain separate counsel and to reasonably participate (but not control) in the aspects of the prosecution or defense of such Tax audit or proceeding that are reasonably anticipated to materially adversely affect the Taxes of Purchaser or any of its Affiliates with respect to any Tax period ending after the Closing Date.

(c) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Company.  Such cooperation shall include the retention and (upon the other party's request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser and Seller shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations on assessment (taking into account any extensions thereof) of the respective taxable periods.  Seller shall provide reasonable prior written notice to Purchaser prior to disposing of books and records with respect to Tax matters pertinent to the Company, at Purchaser’s request, shall provide Purchaser with copies of all such books and records with respect to Tax matters pertinent to the Company.

(d) Neither Purchaser nor any of its Affiliates (including after the Closing, the Company) shall, without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), (i) make or change any Tax election affecting a taxable period ending on or before the Closing Date of Seller or any of its Affiliates (including, before the Closing, the Company), (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations on assessment with respect to) any Tax Return prepared by Seller or any of its Affiliates (including, before the Closing, the Company) relating to a taxable period ending on or before the Closing Date or (iii) take any action that results in any increased Tax liability (including a reduction in a refund) or reduction of any Tax asset of the Company (or Seller or any of its Affiliates) in respect of a taxable period ending on or before the Closing Date.

(e) If, following the Closing Date, a refund of Taxes (the "Refund") is received by or credited to the account of the Company in respect of any Pre-Closing Tax Period or of Pre-Closing Straddle Period Taxes, Purchaser shall cause the Company to pay the amount of the Refund to Seller to the extent such Refund exceeds the amount (if any) of such Refund that is included as a current asset in Adjusted Net Working Capital, as finally determined pursuant to Section 2.2 of this Agreement.

Section 5.13 Non-Solicitation of Employees.  For a period of one (1) year from and after the Closing, Seller shall not, and shall cause each of its post-Closing Affiliates not to, directly or indirectly, for its own account or for the account of any other Person, knowingly encourage, solicit or induce, or in any manner attempt to knowingly encourage, solicit or induce, any Person employed by the Company as of the Closing Date to terminate such Person's employment with the Company.  Notwithstanding the foregoing, nothing contained in the immediately preceding sentence shall preclude Seller or its post-Closing Affiliates from (i) making a general solicitation for employment contained in a newspaper or other periodical or on the radio, internet or similar media or hiring any employee of the Company as a result thereof or (ii) taking any actions otherwise prohibited pursuant to the terms of the immediately preceding sentence if the Person subject thereto has initiated discussions with Seller or any of its post-Closing Affiliates without any knowing encouragement, solicitation or inducement by Seller or such post-Closing Affiliates.  Seller and Purchaser acknowledge that the restrictions contained in this Section 5.13 are reasonable in scope and duration in light of the nature, size and location of the Business.  Seller and Purchaser further acknowledge that the restrictions contained in this Section 5.13 are necessary to protect Purchaser's significant investment in the Business, including its goodwill.  If any court of competent jurisdiction shall at any time deem the duration or scope of any of the provisions of this Section 5.13 to be unenforceable, the other provisions of this Section shall nevertheless stand and the duration and/or scope set forth herein shall be deemed to be the longest period and/or greatest size permissible by Law under the circumstances, and the parties hereto agree that such court shall reduce the time period and/or scope to permissible duration or size.

Section 5.14 Purchaser's Financing Activities.

(a) Purchaser acknowledges and agrees that, except as otherwise set forth in this Agreement, Seller and its Affiliates shall have no responsibility for any financing that Purchaser may raise or attempt to raise in connection with the transactions contemplated hereby.  Any offering memorandum, banker's book or other materials prepared by or on behalf of Purchaser or its Affiliates, or Purchaser's financing sources, in connection with Purchaser's financing activities in connection with the transactions contemplated hereby (collectively, "Offering Materials") which include any information provided by or on behalf of Seller or any of its Affiliates (including the Company) shall include a conspicuous disclaimer to the effect that neither Seller nor any of its Affiliates (other than the Company only after the Closing Date) nor any employees thereof have any responsibility for the content of such Offering Materials and disclaim all responsibility therefor and shall further include a disclaimer with respect to Seller and its Affiliates (other than the Company only after the Closing Date) in any oral disclosure with respect to such financing activities.

(b) Seller shall provide, and shall cause the Company to provide, and shall use its commercially reasonable efforts to cause the respective officers, employees, Representatives and advisors (including legal and accounting advisors) of Seller and its Affiliates (including the Company) to provide, to Purchaser all reasonable and customary cooperation requested by Purchaser in connection with any debt or equity financing that Purchaser may determine to obtain prior to the Closing, in each case upon the reasonable request of Purchaser with reasonable prior notice.  Purchaser shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket expenses incurred by Seller or its Representatives in connection with such cooperation.

ARTICLE VI

CONDITIONS OF CLOSING

Section 6.1 Conditions to Obligations of Purchaser and Seller.  The respective obligations of Seller and Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment on the Closing Date of each of the following conditions:

(a) there shall not be any Law in effect making illegal the consummation of the transactions contemplated hereby, and there shall not be any Governmental Order in effect prohibiting the consummation of the transactions contemplated hereby;

(b) any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired;

(c) the IPUC shall have confirmed in writing to the Company (or, if applicable, any other party hereto) that it has completed its review of the IPUC Notification Filing and any other investigation of the transactions contemplated by this Agreement, and the IPUC shall not have conditioned the consummation of  the transactions contemplated by this Agreement on the imposition of any terms and/or conditions on Seller or any of its Subsidiaries, Purchaser or any of its Subsidiaries, or the Company, other than terms and/or conditions that, in the aggregate, have not had or would not reasonably be expected to have (i) a material adverse effect on the business, financial condition or results of operations of Seller and its Subsidiaries (other than the Company), taken as a whole, (ii) a material adverse effect on the business, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole (a “Purchaser Material Adverse Effect”), or (iii) a material adverse effect on the business, financial condition or results of operations of the Company, taken as a whole; the parties acknowledge and agree that a statement by the IPUC reserving its right to regulate the business of the Company from and after the Closing Date in accordance with its regulatory authority shall not be deemed to be an investigation of the transactions contemplated by this Agreement for purposes hereof; and

(d) the consent of each Governmental Entity whose name is set forth on Part I of Exhibit C to this Agreement shall have been obtained and shall have become a Final Order, and such Final Orders will not impose any terms and/or conditions other than terms and/or conditions that, in the aggregate, have not had or would not reasonably be expected to have (i) a Purchaser Material Adverse Effect or (ii) if any such terms and/or conditions apply to the Company, a material adverse effect on the business, financial condition or results of operations of the Company, taken as a whole.

Section 6.2 Additional Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a) (i) the representations and warranties of Seller contained in Article III of this Agreement (other than the representations and warranties set forth in Section 3.2, the third sentence of Section 3.5(a), clause (i) of the fourth sentence of Section 3.5(a) and the first sentence of Section 3.8) shall be true and correct in all respects, without giving effect to any materiality or Material Adverse Effect qualifications contained therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date, without giving effect to any materiality or Material Adverse Effect qualifications contained therein) with the same force and effect as if made on and as of the Closing Date, except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect, and (ii) the representations and warranties set forth in Section 3.2, the third sentence of Section 3.5(a), clause (i) of the fourth sentence of Section 3.5(a) and the first sentence of Section 3.8 shall be true and correct in all respects on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date) with the same force and effect as if made on and as of the Closing Date;

(b) Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date;

(c) During the period from the date hereof to the Closing Date, there shall not have occurred any change, event or effect that, individually or in the aggregate, has had a Material Adverse Effect; and

(d) Purchaser shall have received a certificate of an executive officer of Seller that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied.

Section 6.3 Additional Conditions to Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part in its sole discretion):

(a) the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects, without giving effect to any materiality qualifications contained therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date, without giving effect to any materiality qualifications contained therein) with the same force and effect as if made on and as of the Closing Date, except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impair or delay Purchaser's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby;

(b) Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date; and

(c) Seller shall have received a certificate of an executive officer of Purchaser that the conditions set forth in subsections (a) and (b) of this Section 6.3 have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Purchaser and Seller;

(b) by the written notice of Seller to Purchaser if the Closing shall not have occurred on or before December 31, 2008 (the "Initial Outside Date"); provided, however, that if the conditions to Closing set forth in Section 6.1(a), 6.1(c) and/or Section 6.1(d) hereof shall not have been satisfied on or before December 31, 2008, but all other conditions set forth in Article VI hereof would be satisfied if the Closing Date were to occur on such date, then Seller shall be entitled, upon written notice to Purchaser, to extend the Initial Outside Date until March 30, 2009; provided further, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to Seller if the failure of Seller to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Initial Outside Date or any extension thereof contemplated hereby;

(c) by the written notice of Purchaser to Seller if the Closing shall not have occurred on or before the Initial Outside Date; provided, however, that if the conditions to Closing set forth in Section 6.1(a), 6.1(c) and/or Section 6.1(d) hereof shall not have been satisfied on or before December 31, 2008, but all other conditions set forth in Article VI hereof would be satisfied if the Closing Date were to occur on such date, then Purchaser shall be entitled, upon written notice to Seller, to extend the Initial Outside Date until March 30, 2009; provided further, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to Purchaser if the failure of Purchaser to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Initial Outside Date or any extension thereof contemplated hereby;

(d) by Seller or Purchaser, by written notice to the other, if there shall be a final Law in effect making illegal the consummation of the transactions contemplated hereby, or there shall be a Governmental Order that is a Final Order in effect prohibiting the consummation of the transactions contemplated hereby or that would cause the condition set forth in Section 6.1 (a), (c) or (d) not to be satisfied; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to such party if the failure of such party to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the enactment of such Law or the issuance of such Governmental Order;

(e) by Purchaser if there shall have been (i) a breach of any of the representations and warranties of Seller set forth in this Agreement, which breach would cause the condition set forth in Section 6.2(a) not to be satisfied, or (ii) a breach of any of the covenants or agreements on the part of Seller set forth in this Agreement, which breach would cause the condition set forth in Section 6.2(b) not to be satisfied (and, in the case of either (i) or

 (ii) immediately above, such breach is not cured within thirty (30) days after receipt of written notice thereof from Purchaser to Seller informing Seller of such breach or is incapable of being cured by Seller by the Initial Outside Date or, if it has been extended as herein provided, the Initial Outside Date as so extended);

(f) by Seller if there shall have been (i) a breach of any of the representations and warranties of Purchaser set forth in this Agreement, which breach would cause the condition set forth in Section 6.3(a) not to be satisfied, or (ii) a breach of any of the covenants or agreements on the part of Purchaser set forth in this Agreement (other than the covenants and agreements set forth in 2.1 and 2.2(b)), which breach would cause the condition set forth in Section 6.3(b) not to be satisfied (and, in the case of either (i) or (ii) immediately above, such breach is not cured within thirty (30) days after receipt of written notice thereof from Seller to Purchaser informing Seller of such breach or is incapable of being cured by Purchaser by the Outside Date or, if it has been extended as herein provided, the Initial Outside Date as so extended); and

(g) by Seller if Purchaser breaches its obligations under Section 2.1 or Section 2.3(b) in any respect, provided that at such time all of the conditions to Closing set forth in Article VI hereof shall have been satisfied or waived, if permissible (or would be satisfied or waived if the Closing was scheduled on the date of any termination pursuant to this clause (g)).

Section 7.2 Effect of Termination.  In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties, except that the provisions of Sections 5.4, 9.1, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.13 and this Section 7.2 shall survive the termination of this Agreement; provided, however, that, if such termination shall have been caused by, or shall have resulted from, the intentional and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, including, in the case of Purchaser, Purchaser's failure to pay any portion of the Closing Date Purchase Price upon the satisfaction or waiver of the applicable conditions to Closing set forth in Article VI, Seller, on the one hand, or Purchaser, on the other hand, as the case may be, shall be fully liable for any and all Losses of the other party as a result of such breach or failure.  Nothing contained herein shall limit or otherwise preclude any party hereto from, in lieu of terminating this Agreement pursuant to this Article VII, seeking specific performance of the terms set forth herein as contemplated by Section 9.13.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification of Purchaser by Seller.  Subject to the terms and conditions of this Article VIII, including, without limitation, the terms and conditions set forth in Sections 8.4 and 8.6, from and after the Closing Date, Seller shall indemnify, defend and hold Purchaser, its Affiliates (including, after the Closing Date, the Company), and each of their respective directors, officers, employees, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all losses, liabilities, damages or expenses, including reasonable attorneys’ fees (collectively, “Losses”), that any Purchaser Indemnified Party has suffered, sustained, incurred or become subject to and that arises out of: (a) the breach of any of the representations and warranties of Seller contained in Article III of this Agreement, provided that Losses arising out of any breach of any of the representations and warranties contained in Section 3.4 (Governmental Filings), clause (ii) of Section 3.8(i), Section 3.9 (Legal Proceedings), 3.10 (Compliance with Laws), Section 3.12 (Taxes) and Section 3.14(d) (Employee Benefit Plans) shall be determined without giving effect to any “Material Adverse Effect” or other materiality qualification contained in such representations and warranties; (b) the breach of any covenant or agreement of Seller set forth in this Agreement; (c) all Losses incurred by any Purchaser Indemnified Party in respect of Taxes of Seller or any member of an Affiliated Group of which the Company is a part for any Pre-Closing Tax Period of the Company pursuant to Treasury Regulations Section 1.1502-6 (or analogous state or local Tax law); (d) all Losses incurred by any Purchaser Indemnified Party in respect of Taxes with respect to any Pre-Closing Tax Period and  for any Pre-Closing Straddle Period Taxes, except to the extent that the Taxes set forth in clauses (c) and (d) are included as current liabilities in Adjusted Net Working Capital, as finally determined pursuant to Section 2.2 of this Agreement; and (e) all uninsured liability arising out of the pending litigation brought by plaintiffs Warren G. Taylor, Melinda Taylor, Stacey Taylor and Christine Taylor identified on Section 3.9 of the Seller Disclosure Schedule (the “Taylor Litigation”).  For purposes of this Article VIII only, “Losses” shall not include any losses, liabilities, damages or expenses that are in the nature of punitive, incidental, consequential, special, treble or indirect damages or damages based on any multiple, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought.

Section 8.2 Indemnification of Seller by Purchaser.  Subject to the terms and conditions of this Article VIII, including, without limitation, the terms and conditions set forth in Sections 8.6, from and after the Closing Date, Purchaser shall indemnify, defend and hold Seller, its Affiliates, directors, officers, employees, successors and permitted assigns (collectively, the “Seller Indemnified Parties”), harmless from and against any and all Losses that any such Seller Indemnified Party has suffered, sustained, incurred or become subject to and that arises out of: (a) the breach of any of the representations and warranties of Purchaser contained in Article IV of this Agreement; or (b) the breach of any covenant or agreement of Purchaser under this Agreement.

Section 8.3 Survival.  The pre-Closing covenants of the parties set forth in this Agreement and the related rights of the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, to indemnity with respect to any breach thereof in accordance with the applicable Sections hereof shall survive the Closing and the consummation of the transactions contemplated by this Agreement until the one (1) year anniversary of the Closing Date unless a shorter period of performance is specified with respect to such covenant.  The representations and warranties of the parties contained in this Agreement other than the representations and warranties of Seller set forth in Section 3.2 (Authorization), Section 3.5 (Capital Structure; Subsidiaries), Section 3.12 (Taxes) or Section 3.14 (Employee Benefit Plans), the representations and warranties of Purchaser set forth in Section 4.2 (Authorization), Section 4.8 (Solvency), and Section 4.9 (Foreign Persons), and the related rights of the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, to indemnity with respect to any breach thereof in accordance with the applicable Sections hereof, shall survive the Closing for a period of eighteen (18) months following the Closing Date.  Notwithstanding the foregoing provisions of this Section 8.3, but subject to the other provisions of this Article VIII, the representations and warranties of Seller set forth in (i) Section 3.2 (Authorization), Section 3.5 (Capital Structure; Subsidiaries) and Section 3.12 (Taxes), and the representations and warranties of Purchaser set forth in Section 4.2 (Authorization), Section 4.8 (Solvency) and Section 4.9 (Foreign Persons), and the related rights of the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, to indemnity with respect to any breach thereof in accordance with the applicable Sections hereof, shall survive the Closing until the fourth (4th) anniversary of the Closing Date, and (ii) Section 3.14 (Employee Benefit Plans), and the related rights of the Purchaser Indemnified Parties to indemnity with respect to any breach thereof in accordance with the applicable Sections hereof, shall survive the Closing until the third (3rd) anniversary of the Closing Date. The parties hereto hereby acknowledge and agree that any bona fide claim (and only such bona fide claim, but not the related representations and warranties) for indemnification made in writing in accordance with the terms of this Article VIII on or prior to the applicable expiration date with respect to any such claim as set forth herein shall survive the Closing and any such applicable expiration date until the final resolution thereof.

Section 8.4 Limitation on Liability.

(a) Purchaser (on behalf of itself and the other Purchaser Indemnified Parties) hereby acknowledges and agrees that, except as otherwise provided in the immediately following proviso, no claim for indemnification by a Purchaser Indemnified Party pursuant to the terms of Section 8.1(a) above (an indemnification claim by a Purchaser Indemnified Party pursuant to the terms of Section 8.1(a) above is referred to herein as a “Purchaser Warranty Claim”) shall be asserted by a Purchaser Indemnified Party unless and until (i) the aggregate amount of Losses incurred by the Purchaser Indemnified Parties with respect to the event or occurrence giving rise to such Purchaser Warranty Claim exceeds $100,000 (a “Base Claim”) and (ii) the aggregate amount of all Losses to which all of the Purchaser Indemnified Parties shall be entitled by reason of any and all Purchaser Warranty Claims that constitute Base Claims exceeds, in the aggregate, one percent (1%) of the Closing Date Purchase Price (the “Deductible”), provided that once the Deductible has been exceeded, the Purchaser Indemnified Parties shall be entitled to indemnification for only the amount of Losses in respect of Purchaser Warranty Claims that constitute Base Claims that are in excess of the Deductible; provided, however, that, with respect to a breach of the Excluded Warranties or the representations and warranties contained in clause (ii) of Section 3.8(i) and Section 3.12 (Taxes), the amount of the Base Claim and the amount of the Deductible shall be zero, it being understood and agreed that, subject to the terms set forth in Section 8.4(b), in the case of a breach of the Excluded Warranties, the Purchaser Indemnified Parties shall be entitled to be paid an amount equal to all Losses incurred by them in connection with a breach of such Excluded Warranties as and when such Losses are incurred (and whether or not the Deductible has been exceeded or the Purchaser Warranty Claim constitutes a Base Claim).  The parties hereto hereby acknowledge and agree that liability hereunder of any Indemnitor for any Losses shall be limited to the amount of such Losses net of (i) any insurance or other recoveries from third parties (other than Seller or Purchaser, as applicable) payable to the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, in connection with the facts giving rise to the right of indemnification hereunder and (ii) the present value of the amount of any net Tax Benefits reasonably expected to be realized by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, as a result of the Losses that the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, have suffered, sustained, incurred or become subject to in connection with the facts giving rise to the right of indemnification hereunder, with such net Tax Benefits to be calculated in good faith by such parties.  For purposes of this subsection, “Tax Benefits” means, after utilizing all deductions, credits, and losses otherwise available or reasonably anticipated to be available, any refund of income Taxes paid or an actual reduction in the amount of income Taxes that would otherwise be required or reasonably anticipated to be required to be paid in the particular Tax period.

(b) Notwithstanding anything contained in this Agreement to the contrary, and except as otherwise provided in the immediately following proviso, in no event shall the aggregate amount of Losses paid by Seller to the Purchaser Indemnified Parties arising out of any and all Purchaser Warranty Claims exceed an aggregate amount equal to ten percent (10%) of the Closing Date Purchase Price; provided, however, that the foregoing limitation on the aggregate amount of Losses that arise out of Purchaser Warranty Claims shall not apply to any such Purchaser Warranty Claims arising out of or resulting from a breach of the representations and warranties (collectively, the “Excluded Warranties”) of Seller set forth in Section 3.2 (Authorization) or Section 3.5 (Capital Structure; Subsidiaries), it being understood and agreed that the Purchaser Indemnified Parties shall be entitled to be paid an amount equal to all Losses incurred by them in connection with a breach of such Excluded Warranties, which payments in respect of such Losses, in the aggregate with all other payments by Seller under this Article VIII, shall not exceed one hundred percent (100%) of the Closing Date Purchase Price.

Section 8.5 Notice and Opportunity to Defend.  If there occurs an event which any party hereto (or any Purchaser Indemnified Party or any Seller Indemnified Party) asserts is an indemnifiable event pursuant to this Article VIII, the Person or Persons seeking indemnification (collectively, the “Indemnitee”) shall notify in writing the party or parties obligated to provide indemnification pursuant to the terms hereof (collectively, the “Indemnitor”) promptly after obtaining knowledge of the occurrence of such event.  If such event involves any claim or the commencement of any action or proceeding by a third Person, the Indemnitee shall give the Indemnitor prompt written notice of such claim or the commencement of such action or proceeding.  The notice shall describe the claim, the amount of the claim if known and quantifiable, and the basis therefor, or if not then known, a good faith estimate of the amount thereof and the basis therefor.  Any delay or failure by an Indemnitee to so notify the Indemnitor shall relieve the Indemnitor of its indemnification obligations hereunder to the extent that the Indemnitor is prejudiced by reason of such delay or failure.  The Indemnitor shall be entitled to assume and control (with counsel of its choice) the defense of such matter at the Indemnitor’s expense by sending written notice to the Indemnitee of its election to do so within thirty (30) days after receiving written notice from the Indemnitee.  The Indemnitee agrees to cooperate fully with the Indemnitor and its counsel in the defense against any such asserted claim; provided, however, that neither the Indemnitee nor the Indemnitor shall be required pursuant to this Section 8.5 to disclose any privileged information or any attorney work product in connection with the defense of any such asserted claim.  In any event, the Indemnitee shall have the right to participate (but not control) in the defense of such asserted claim with separate counsel, if it desires, at its own expense.  Any settlement or compromise of such asserted claim by the Indemnitor shall require the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, provided that no such consent shall be required as long as it is solely a monetary settlement that provides a full release of the Indemnitee with respect to such matter and does not contain an admission of liability on the part of the Indemnitee.  If the Indemnitor shall not have assumed the defense of such claim within the thirty (30) day period set forth above, the Indemnitee may assume the defense of such claim with counsel of its choice and the Indemnitor shall be required to pay all reasonable costs and reasonable expenses incurred by the Indemnitee in connection with such matter; provided, however, in the event the Indemnitee assumes control of the defense of any such claim as contemplated by this sentence, the Indemnitee shall not be permitted to settle or compromise any such claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.6 No Knowledge of Breach; Mitigation; Other Indemnification Provisions.

(a) Notwithstanding anything to the contrary contained herein, no party shall make an indemnification claim hereunder with respect to any breach of any representation, warranty, covenant or agreement set forth in this Agreement to the extent that the liability underlying such claim were accounted for in the adjustment to the Base Purchase Price or the Closing Date Purchase Price, as applicable, pursuant to Section 2.2 hereof.

(b) Without limiting the computation of Losses as hereunder as set forth in Section 8.4(a) hereof, to the extent that an Indemnitor makes any payment pursuant to this Article VIII in respect of Losses for which the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, have a right to recover against a third party, the Indemnitor shall, if applicable, after the Purchaser Indemnified Parties have recouped any amounts not paid to them by the Indemnitor, including any amount not recouped as a result of the Deductible, be subrogated to the right of the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, to seek and obtain recovery from such third party at the expense of the Indemnitor; provided, however, that if the Indemnitor shall be prohibited from such subrogation, the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, shall seek recovery from such third party on the Indemnitor’s behalf and expense and shall, subject to the foregoing in respect of non-indemnified Losses, including the Deductible, pay any such recovery to the Indemnitor, provided that any amount so paid to the Indemnitor shall not exceed the amount of the indemnification payment made by it hereunder.

Section 8.7 Tax Treatment of Indemnification Provisions.  The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Purchase Price, unless otherwise required by applicable Law.

Section 8.8 Exclusivity.  After the Closing, except for the rights of the parties hereunder to specific performance or other equitable relief, except pursuant to Section 2.2 hereof and except in the case of actual fraud, in which case the Purchaser Indemnified Parties and the Seller Indemnified Parties reserve any and all rights and remedies available to them, the indemnities set forth in this Article VIII shall be the exclusive remedies of the Purchaser Indemnified Parties and the Seller Indemnified Parties for any breach of any representation or warranty or breach of any covenant or agreement contained in this Agreement, and such parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which Seller (on behalf of the Seller Indemnified Parties) and Purchaser (on behalf of the Purchaser Indemnified Parties) hereby waive to the fullest extent permitted by applicable Law.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Assignment; Binding Effect.  This Agreement and the rights hereunder are not assignable (whether by operation of Law or otherwise) unless such assignment is consented to in writing by both Purchaser and Seller and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

Section 9.2 Choice of Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the State of New York, without regard to the conflicts of laws rules thereof.

Section 9.3 Consent to Jurisdiction; Waiver of Jury Trial.  By executing and delivering this Agreement, the parties irrevocably accept generally and unconditionally the non-exclusive jurisdiction and venue of the state and federal courts sitting in the City of New York, New York.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of an Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.3.

Section 9.4 Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when delivered if personally delivered by hand (with written confirmation of receipt), (b) one (1) Business Day following the day sent by a nationally recognized overnight courier service, (c) five (5) Business Days after being mailed, if sent by first class mail, return receipt requested, or (d) on the day of transmission (between the hours of 9:00 A.M. and 5:00 P.M. in the recipient’s time zone) if sent via facsimile transmission to the facsimile number given below, and confirmation of receipt is obtained by the Person sending such notice, demand or other communication promptly after completion of the transmission.  Notices, demands and communications to Purchaser and Seller will, unless another address or facsimile number is specified in writing in accordance with the terms set forth herein, be sent to the address or facsimile number indicated below:

      If to Purchaser, to:

MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND 58506-5650
Attn: Paul K. Sandness, General Counsel and Secretary
Fax: (701) 530-1731

with copies, in the case of notice to Purchaser, to (which shall not constitute notice):

Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022-6225
Attn: Richard S. Green, Esq.
Fax: 212-829-2006

If to Seller, to:

Intermountain Industries Inc.
        555 South Cole Road
            Boise, ID  83709
                  Attn: William C. Glynn
          Fax: (208) 377-6097

with copies, in the case of notice to Seller, to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
                        787 Seventh Ave
                        New York, New York  10019
                        Attn: Roger Blanc, Esq.
                          William H. Gump, Esq.
Fax:           (212) 728-8111

Section 9.5 Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.6 Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, including in this Section 9.6, each party shall bear its own costs and expenses (including financial advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Purchaser shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto), and for any fees in connection with any filing pursuant to the HSR Act or any other regulatory filings required to be made by any party hereto in connection with the consummation of the transactions contemplated hereby.

Section 9.7 Entire Agreement.  This Agreement (including the Exhibits and Schedules) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to such subject matter; provided, however, that the terms and provisions of the Confidentiality Agreement shall remain in full force and effect until expiration or termination thereof in accordance with its terms, provided that all terms thereof (other than the terms thereof that are applicable to information relating to Seller and its Affiliates (other than the Company)) shall terminate immediately following the Closing.

Section 9.8 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement unless otherwise indicated.

(b) Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(c) When a reference in this Agreement is made to a "party" or "parties," such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d) Unless the context requires otherwise, the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words in this Agreement refer to this entire Agreement.

(e) Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f) References in this Agreement to "dollars" or "$" are to U.S. dollars.

(g) This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

Section 9.9 Seller Disclosure Schedule.  Any matter disclosed in any Section of the Seller Disclosure Schedule shall be deemed to be disclosed for all purposes of the Agreement and all other Sections of the Seller Disclosure Schedule set forth herein to the extent that it is reasonably apparent that such disclosure is applicable to such other Sections of the Seller Disclosure Schedule.  The inclusion of any information in any Section of the Seller Disclosure Schedule shall not be deemed to be an admission or acknowledgment or otherwise imply that such information is required to be listed in any Section of the Seller Disclosure Schedule or that any such matter rises to a Material Adverse Effect or is material to or outside the ordinary course of business of the Company or the Business (or that any such matter is above any specified threshold).  Matters reflected in the Seller Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Seller Disclosure Schedule.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.  All references in the Seller Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks between Purchaser and Seller and are not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any party to this Agreement by any Person who is not a party to this Agreement, or give rise to any claim or benefit to any Person who is not a party to this Agreement.  In addition, the disclosure of any matter in the Seller Disclosure Schedule is not to be deemed an admission that such matter actually constitutes non-compliance with, or a violation of Law, any Permit or Contract or other topic to which such disclosure is applicable.  In no event shall the disclosure of matters disclosed in the Seller Disclosure Schedule be deemed or interpreted to broaden Seller's representations and warranties, obligations, covenants, conditions or agreements contained in this Agreement.  The headings contained in the Seller Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Seller Disclosure Schedule or this Agreement.

Section 9.10 Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by Seller and Purchaser.  Except as otherwise expressly provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.11 Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart.  For purposes of this Agreement, facsimile signatures shall be deemed originals.

Section 9.12 Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder, except that (a) each Company Indemnitee shall be a third party beneficiary of this Agreement and shall have the right to enforce the obligations of Purchaser pursuant to Section 5.7 hereof and (b) each Company Employee shall be a third party beneficiary of this Agreement and shall have the right to enforce the obligations of Purchaser relating to the Company Severance Plan.

Section 9.13 Specific Performance.  The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or in equity.

Section 9.14 Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed the day and year first above written.

INTERMOUNTAIN INDUSTRIES, INC.

By: /s/ William C. Glynn

Name: William C. Glynn

Title: President

MDU RESOURCES GROUP, INC.

By: /s/ Vernon A. Raile

Name: Vernon A. Raile

Title: Executive Vice President, Treasurer and Chief Financial Officer